Form 10-K405, Exhibit 13
period 2000-12-31
SONIC INNOVATIONS INC
filed 2001-03-30
CIK 1105982

WHAT YOU HEAR

SONIC INNOVATIONS, INC. 2000 ANNUAL REPORT

SONIC INNOVATIONS, INC. PROFILE

our Business

We design, manufacture and market advanced digital hearing aids and hearing aid components designed to provide the highest levels of satisfaction for hearing impaired consumers. Capitalizing on a new understanding of human hearing, we have developed patented digital signal processing ("DSP") technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. We believe our hearing aids set a new standard for consumer satisfaction because they are smaller, more comfortable, more reliable and deliver more natural sound than competing hearing aids.

our Market

The market for hearing aids is very large and has substantial unmet needs. There are approximately 300 million hearing impaired people worldwide, including nearly 30 million in North America. However, existing hearing aids have generally failed to satisfy users, who typically complain that hearing aids have poor sound quality and are too visible, uncomfortable, unreliable and expensive. Only approximately 20% of the hearing impaired have purchased hearing aids, and only half of these hearing aid owners routinely wear their hearing aids. Despite this low level of market penetration and high degree of dissatisfaction, worldwide retail sales of hearing aids are estimated to be $5.0 billion and wholesale sales $2.0 billion.

our Technology

Our technology strategy is to combine a number of distinct technologies, supported by 47 patents and patent applications in process to date, to produce premium digital products. The core of our technology is our proprietary DSP platform, which is based on a significant advancement in the understanding of human hearing. Using state-of-the-art chip design capabilities, we have embedded our proprietary algorithms into the smallest, single-chip DSP platform available in a hearing aid today. Our hearing aids can be individually calibrated to the unique needs of the wearer so that specific sounds are amplified appropriately in the right contrast to other sounds, resulting in improved speech recognition and more natural sound.

our Products

Our products, built around our DSP platform, offer superior sound quality, comfort and reliability with an attractive price/value relationship. In addition, our products make significant advances in cosmetic appeal and ease of fitting. We have three branded product lines--NATURA(TM) 2 SE, ALTAIR(TM) and CONFORMA(TM) 2 SE--all of which are programmable through our EXPRESSfit(TM) software system.

our Strategy

Our mission is to become the best hearing aid company in the world by delivering superior products that appeal not only to those consumers who currently use or have tried hearing aids, but also to the approximately 80% of the hearing impaired population that historically has chosen not to purchase hearing aids.

Sonic Innovations, Inc.




Financial Highlights


IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA

------------------------------------------------------------------------------------------------------------------
                                                           Percent                      Percent
                                             2000          change             1999       change             1998
------------------------------------------------------------------------------------------------------------------

Statements of operations:

   Net sales .......................     $    51,660          80%     $    28,694        1,239%    $       2,143
   Operating loss ..................          (3,751)         73          (13,751)           3           (14,189)
   Net loss ........................          (3,245)         78          (14,906)          (7)          (13,878)
   Loss per share ..................            (.31)         98           (12.72)          19            (15.61)
   Pro forma net loss ..............          (2,205)         85          (14,400)
   Pro forma loss per share ........            (.12)         88            (1.02)

Balance sheets:

   Cash and marketable securities ..     $    52,210                  $     5,939
   Long-term obligations ...........             451                        2,085
   Total assets ....................          76,248                       18,462
   Shareholders' equity (deficit) ..          64,271                      (38,801)

Other:

   Current ratio ...................        6.1 to 1                     0.7 to 1
   Number of employees .............             342                          211
------------------------------------------------------------------------------------------------------------------

Net Sales
in millions

                                    [GRAPH]



Net Loss
in millions

                                    [GRAPH]


Employees
at year-end

                                    [GRAPH]



                                Table of Contents

 Letter to Shareholders 2 / Our Business 4 / Our Market 7 / Our Technology 8 / Our Products 11 / Our Strategy 12 / Management's Discussion and Analysis 13 /
    Consolidated Financial Statements 18 / Notes to Consolidated Financial Statements 22 / Report of Independent Public Accountants 31 / Quarterly Results of Operations 31 / Directors, Officers and Founders 32 / Corporate and Investor
                         Information Inside Back Cover
t o  o u r  S H A R E H O L D E R S

The hearing aid industry is very large by medical device industry standards. There are 300 million people in the world whose hearing impairment is sufficiently severe to interfere with their understanding of normal, everyday speech. Only 20% of these persons have purchased a hearing aid, and only half of these hearing aid owners routinely wear their hearing aids. More than two-thirds of hearing aid owners are dissatisfied with the performance of their hearing aids in noisy environments.

The use of hearing aids is particularly low in the "mild to moderate" hearing loss segment of the hearing impaired population. This segment is estimated to comprise over 80% of the hearing impaired population, but hearing aids are not often purchased due to the stigma associated with wearing a hearing aid and because existing products are perceived as inadequate, uncomfortable, unreliable, expensive and unattractive. Reflecting this situation, the hearing impaired population is growing almost twice as fast as hearing aid sales.

Despite this low level of market penetration and high degree of dissatisfaction, worldwide retail sales of hearing aids today are approximately $5.0 billion and wholesale sales are approximately $2.0 billion. Thus, today's market is already substantial and tomorrow's market could be considerably larger. Therein lies our very significant opportunity.

We believe we will make our mark in this business because our innovative hearing aids are setting, and will continue to set, a new standard for consumer satisfaction. Our mission, simply put, is to become the world's best hearing aid company. We are absolutely committed to these core values:

 .    Delivering greatly improved satisfaction to hearing impaired consumers;

 .    Providing outstanding service and value to hearing care professionals;

 .    Innovating continuously;

 .    Practicing high standards of ethics, honesty and professionalism in an enjoyable workplace; and

 .    Generating value to our shareholders.

SONIC INNOVATIONS IS THE FASTEST GROWING HEARING AID COMPANY EVER.

The year 2000 was a historic year for Sonic Innovations as we transitioned from a private company to a public company. We completed our initial public offering in May, by selling 4,140,000 shares of common stock at a price of $14.00 per share. Net proceeds to the company, after offering related expenses, were in excess of $52 million.

We are now the only publicly traded U.S. headquartered hearing aid manufacturer. There are only four other publicly traded hearing aid manufacturers in the world, two of which are "pure-play" hearing aid companies, and two of which have hearing aid operations as part of a much larger conglomerate. These four companies are all headquartered in Europe. While we are U.S. based, we are global in scope, having opened our first international subsidiary near Copenhagen, Denmark.

Sonic Innovations is the fastest growing hearing aid company ever. Our net sales have grown from $2.1 million in 1998, to $28.7 million in 1999, to $51.7 million in 2000, making us the seventh largest firm in a field of more than 35 hearing aid manufacturers. All six companies whose sales exceed ours have been selling hearing aids for more than three decades. We accomplished this goal in slightly more than two years since we sold our first hearing aid.

[PHOTO]

Technology has been the key to our success. We are one of only a handful of hearing aid companies that have developed their own digital signal processing
(DSP) chip. Most hearing aid companies buy their DSP chips from other hearing aid companies or independent DSP chip manufacturers. We designed our own DSP chip, and it is, in fact, the smallest single-chip DSP platform ever installed in a hearing aid. This, coupled with our superior understanding of human hearing, has enabled us to bring to market hearing aids which we believe are smaller, more comfortable, more reliable and deliver a more natural sound than competing hearing aids.

Sonic Innovations is, at this point, the only 100% digital-based hearing aid company. Many industries before ours have already transitioned from the analog age to the digital age, but the hearing aid industry has been slow to change, with only 18% of the global hearing aid market having transitioned to digital-based products. As the world's only all-digital hearing aid company, we expect to benefit greatly from this inevitable movement.

By our estimate, the hearing aid market is currently comprised of 18% digital devices; 28% programmable analog devices; and 54% classic, or non-programmable, analog devices. Our award winning product, NATURA, is a premium-performance, premium-priced digital product line that contains our noise reduction feature. It is positioned, due to its price/performance, to access the high end of the digital portion of the market.

We introduced our ALTAIR product line, which is similar to NATURA but without our noise reduction technology, in November of last year at an aggressive price point. This product enables us to more fully penetrate the digital market and, more importantly, to start to attack the programmable analog market. With a first quarter 2001 relaunch of our unique CONFORMA product at a very aggressive price point, we expect to further penetrate the entire analog segment of the market.

Having three product lines, NATURA, ALTAIR and CONFORMA, at differing price points will allow us not only to penetrate the digital market, but also to encroach on the analog market and drive customers faster toward the benefits of a digital hearing device. This kind of new product innovation will be the hallmark of our company as embodied in our name, Sonic Innovations. We understand that for our company to continue its success, we must continue to innovate. And we will.

While our technology advantage has enabled us to make great progress in our market, we appreciate the importance of sales and marketing as the springboard for accelerating our presence in the marketplace. To that end we have positioned a direct sales force in the United States, supported by outstanding customer service and field training capability. We were very successful in 2000 in obtaining business from the principal U.S. audiology clinic consolidators. We have established a series of strong distributors in Europe, as well as in Japan, Australia and Canada. We anticipate further geographical expansion in 2001 as we develop a more globally significant company.

We have sharpened our focus on our branded products business. While we will continue to sell hearing aid components to other manufacturers, this activity is not as strategically important to us. Selling more branded products is how we will become the world's best hearing aid company.

Looking forward, we are confident that we will continue to build upon our success to date and we fully expect to become a profitable company during 2001. We are very strong financially with $52.2 million of cash and marketable securities on our balance sheet at year-end 2000. Sonic Innovations has never been stronger than it is today.

On behalf of the management team and our board of directors, I would like to thank our hearing impaired consumers, hearing care professionals, employees, business partners and shareholders for your loyalty and support as we progress in this opportunity rich industry. Together, we can help the hearing impaired as they've never been helped before.

Sincerely,

/s/ Andrew G. Raguskus

Andrew G. Raguskus
President and Chief Executive Officer

See "Factors That May Affect Future Performance" on page 13.

o u r  B U S I N E S S

We design, manufacture and market advanced, programmable digital hearing aids and hearing aid components that are designed to provide the highest levels of satisfaction for hearing impaired consumers. Capitalizing on a new understanding of human hearing, we have developed patented digital signal processing technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. Our NATURA and ALTAIR products incorporate our DSP technologies, are among the smallest products available today and can be purchased in five configurations: completely-in-the-canal (CIC); mini-canal
(MC); in-the-canal (ITC); in-the-ear (ITE); and behind-the-ear (BTE). Our CONFORMA product, a programmable, instant-fit, completely-in-the-canal model, also incorporates our DSP technologies and is an innovative hearing aid that delivers a fast, comfortable fit in the smallest digital-based hearing aid available. We believe our hearing aids set a new standard for consumer satisfaction because they are smaller, more comfortable, more reliable and deliver more natural sound than competing hearing aids.

WE HAVE EMBEDDED OUR PATENTED DSP TECHNOLOGIES IN THE SMALLEST SINGLE-CHIP DSP PLATFORM EVER INSTALLED IN A HEARING AID.

The digital segment of the hearing aid industry is characterized by increasing competition and rapid new product introductions. The proliferation of digital hearing aids is likely to lead to increasing price pressure and intense marketing campaigns as each company tries to differentiate its product from the others. We compete primarily on the basis of sound quality; technology; size, particularly in completely-in-the-canal models; quality; comfort; reliability; price; ease of fitting the hearing aid; marketing, sales and distribution capabilities; and customer service, support and training. We believe we compete very favorably with respect to each of these factors and our branded product sales growth, as shown in the graph on the next page, is indicative of this.

[PHOTO]

"It has been very interesting and exciting to watch the growth of Sonic Innovations and the development of their NATURA line of hearing aids which I regularly dispense in my clinical practice. My patients find that NATURA hearing aids sound natural and provide very good sound quality for voices. NATURA's noise reduction feature has added a new performance dimension which really helps my patients hear in situations where there is background noise. I don't know of another hearing aid that is as effective as the NATURA 2 SE."

C. Rex Scott, M.S., Audiology Associates of Salt Lake City

                                   [GRAPHIC]


I HEAR Laughter

Branded Product Sales by Quarter
in millions

                                    [GRAPH]



Hearing Impairment

The major causes of hearing loss are aging, noise exposure, disease and injury. Hearing loss is usually gradual and painless, in many cases developing so slowly that it is barely noticeable. People often do not realize that they have lost some of their hearing, even though family, business associates and friends may be quite aware of it. The effects of any hearing loss can be severe, often dramatically changing the affected person's lifestyle. In adults, hearing loss creates coping mechanisms, which may include isolation from family and friends and a reluctance to participate in public events. In children, hearing loss may negatively affect the ability to learn, the development of communication skills and the ability to interact with others.

Approximately 90% of all permanent hearing impairments are characterized as sensorineural losses, and the remaining 10% are characterized as conductive losses. Conductive losses, which are caused by structural imperfections in the ear, can generally be corrected by surgery. Sensorineural losses, which stem from deterioration of or damage to the cochlea, typically cannot be improved by medical or surgical means. Hearing aids offer the most effective means of overcoming sensorineural losses.

                                   [GRAPHIC]


I HEAR MY Surroundings

Sensorineural
Hearing Loss

In the case of sensorineural hearing loss, all sounds are not affected equally. Typically, higher frequencies are more difficult to perceive than lower frequencies. Accordingly, the first sounds to "disappear" are those that have the highest pitches, such as women's and children's voices and birds' singing. Furthermore, speech becomes much more difficult to comprehend since it is the softer, high-pitched consonants that provide essential information to facilitate discrimination among words. Consider the following word list: cat, hat, fat, sat.

Without the ability to clearly hear the first letter of each of these words, a person is rendered helpless to comprehend what is being said. As a result, people with hearing losses often complain that they can hear others talking, but do not understand what is being said. An example of the impact of high-frequency hearing loss is illustrated by this chart which shows the high-frequency sounds of consonants fall outside the hearing threshold of the hearing impaired person.



                                    [GRAPH]
Normal hearing
(softest sounds a
normal person hears)

Normal sound levels
for vowels and consonants

Sound levels at which
a representative hearing
impaired person hears

Very loud sounds

Many consonant sounds may be outside the hearing impaired person's hearing range

o u r  M a r k e t

The market for hearing aids is very large and has substantial unmet needs. Industry researchers estimate that there are approximately 300 million people worldwide, including nearly 30 million in North America, who have hearing deficits sufficiently severe to interfere with their understanding of normal, everyday speech. However, only about 20% of these persons have purchased a hearing aid, and only half of these hearing aid owners routinely wear their hearing aids. It is estimated that more than two-thirds of hearing aid owners are dissatisfied with the performance of their hearing aids in noisy environments.

The use of hearing aids is particularly low among the mild and moderate segments of the hearing impaired population. These segments, which are estimated to comprise over 80% of the hearing impaired population, often do not purchase hearing aids due to the stigma associated with wearing a hearing aid and because existing products are perceived as inadequate, uncomfortable, unreliable, expensive and unattractive. This is depicted in the chart below.

Despite this low level of market penetration and high degree of dissatisfaction, worldwide retail sales of hearing aids in 2000 were approximately $5.0 billion and wholesale sales were approximately $2.0 billion. We anticipate that demographic trends, such as the aging of "baby boomers," will accelerate the growth in the size of the hearing impaired population.

The hearing aid market can be categorized into two segments: analog and digital. Digital hearing aids were first introduced in 1996 and currently represent approximately 18% of global hearing aid sales. Despite their premium pricing, digital hearing aids represent the fastest growing segment of the market. We believe that as companies exploit the full potential of the digital platform over the next several years, the percentage of sales from digital hearing aids will increase significantly. As we are the world's only all-digital hearing aid company, we expect to benefit greatly from this movement.

        Hearing Aid Market by Segment

-----------------------------------------------
     Type of
    hearing       Percentage        Market
   impairment      by type        penetration
-----------------------------------------------
      Mild           31%               4%
    Moderate         50               22
     Severe          15               50
    Profound          4               37
-----------------------------------------------
      81% of the hearing impaired market
           is only 26% penetrated

[PHOTO]

Scott Lockwood, Senior Engineer

[PHOTO]

Roxanne Olsen, Admin. Assistant

[PHOTO]

Jim Wellington, Senior Engineer

Not only are Scott, Roxanne and Jim Sonic Innovations employees--they are Sonic Innovations hearing aid wearers as well. They also participate in testing our new products and new product features and provide their impressions and suggestions to our product development teams.

o u r  T E C H N O L O G Y

Our technology strategy is to combine a number of distinct technologies, supported by 47 patents and patent applications in process to date, to produce premium digital-based hearing aids. We seek to protect our intellectual property through patents, licenses and non-disclosure agreements. We hold 12 U.S. patents, and we are the exclusive licensee for hearing aid and hearing protection applications under two patents held by Brigham Young University. We have 31 patent applications pending, and we have drafted four other patent applications which we expect to file in 2001. The core of our technology is our proprietary digital signal processing platform, which is based on a significant advancement in the understanding of human hearing. Using state-of-the-art chip design capabilities, we have embedded our proprietary algorithms into the smallest, single-chip DSP platform available in a hearing aid today. As a result, our NATURA and ALTAIR products are among the smallest hearing aids available, and our CONFORMA product is the smallest digital instant-fit hearing aid available today.

THE RESULT IS A FAMILY OF HEARING AIDS THAT DELIVERS A MORE NATURAL, LIFELIKE LISTENING AND COMMUNICATION EXPERIENCE.

Digital Signal Processing Technologies. Using our new understanding of human hearing, our proprietary DSP platform implements a patented set of algorithms. These algorithms pre-process the incoming sound and present it to the impaired cochlea in a way that restores natural loudness perception and preserves the cues necessary for speech understanding. In addition, our DSP platform processes sound at a rate we believe to be significantly faster than other digital hearing aids. Traditionally, these hearing aids have not processed sounds in a manner that allows a wearer to "localize" sounds, or ascertain which direction a sound is coming from. We believe that our products are the first to solve this problem, thus providing a much more natural hearing experience by restoring lost localization and directionality of sound.

Single-chip Solution. Using state-of-the-art chip design capabilities, we have embedded our proprietary DSP technologies into a single chip that is the smallest, most sophisticated DSP chip available in a hearing aid today. No other hearing aid company has introduced a single-chip DSP solution. Our DSP chip is an advanced, energy-efficient integrated circuit that powers remarkable frequency-specific, level-dependent, multi-channel features. The result of this convergence of advanced hearing science and leading edge digital technology is a family of hearing aids that delivers a more natural, lifelike listening and communication experience and addresses the specific auditory needs of the hearing impaired.

[PHOTO]

CEO Andy Raguskus presents the "Outstanding Technological Achievement Award" to employees Xiaoling Fang, Ph.D., Principal Engineer and Michael Nilsson, Ph.D., Principal Researcher. Their work has proven to be instrumental in pioneering implementation and demonstration of speech intelligibility improvement in the presence of background noise, resulting in the breakthrough noise reduction technology featured in our NATURA 2 SE and CONFORMA 2 SE products.

                                   [GRAPHIC]


I HEAR THE Full Range

The Process of Getting a Hearing Aid

An individual who seeks help for a sensorineural hearing loss is often referred by an ear-nose-throat physician to a hearing care professional-- an audiologist or a hearing aid dispenser. Most hearing aids, particularly in the United States, are custom-made to each individual's ear canal, particularly for users in the mild to moderate loss category. The hearing care professional first performs an audiologic examination before taking an impression of the person's ear canals with a liquid silicone material that hardens to the approximate shape of the canal. This impression is sent to the manufacturer who then builds an aid with a custom shell that matches the impression. This process usually requires about one week. There is considerable art and craftsmanship associated with creating custom hearing aids that fit comfortably. A great deal of judgment is involved in shaping the final shell.

                                    [GRAPH]

                               Number of Patents

                              Issued          12
                              Pending         31
                              To be filed      4

                                   [GRAPHIC]


I HEAR WITH Clarity


         [GRAPHIC]

      CONFORMA is the
smallest digital instant-fit
 hearing aid in the market


Types of Hearing Aids

A hearing aid generally consists of an external shell surrounding a microphone that detects incoming sound and an amplifier that increases the intensity of the sound either across the frequency spectrum or, for newer, programmable hearing aids like ours, selectively within segments of the spectrum. The hearing aid also contains a receiver (miniature loud speaker) to transmit the modified sound to the eardrum. A tiny battery supplies power.

Hearing aids are generally available in five configurations. Ranging from smallest to largest, these configurations are: completely-in-the-canal; mini-canal; in-the-canal; in-the-ear; and behind-the-ear. The smaller devices are usually inconspicuous, address less severe hearing losses and are more expensive than larger devices. The larger devices generally address more severe hearing losses and also appeal to individuals with limited manual dexterity, who may find the smaler devices harder to manipulate.


[GRAPHIC]

Completely-in-the-canal (CIC)

[GRAPHIC]

Mini-canal (MC)

[GRAPHIC]

In-the-canal (ITC)

[GRAPHIC]

In-the-ear (ITE)

[GRAPHIC]

Behind-the-ear (BTE)


                                   NATURA 2 SE
                                   and ALTAIR
                               hearing aid models
our Products

We have packaged our sophisticated, proprietary technologies into a broad line of premium digital hearing aids which offer what we believe is superior sound quality, smaller size, enhanced personalization and increased reliability at competitive prices. All of our products incorporate our proprietary DSP platform and are software programmable to address the hearing loss of the individual user. We currently sell our branded products both as completed hearing aids and as hearing aid kits, or faceplates, to distributors who then market finished hearing aids under our brand names. In addition, we sell hearing aid components consisting of our DSP platform to other hearing aid manufacturers who then market their private label products containing our DSP platform.

Our DSP platform used in NATURA 2 SE, ALTAIR and CONFORMA 2 SE provides advanced, customized sound processing through its nine independent channels; employs fast-acting, narrow-band compression to allow response to speech cues and other sounds in real time; and utilizes unique expansion technology to reduce the annoyance of some low-intensity sounds. These state-of-the-art features are described in more detail below.

Nine Independent Channels. Our products deliver a more natural, lifelike sound quality because they incorporate unique design features based on the characteristics of the human cochlea. Like the cochlea, our DSP platform processes frequencies within narrow bands. Specifically, our DSP chip contains nine independent compression channels programmable with one decibel (dB) accuracy. This allows our products to be personalized for each hearing loss with unprecedented accuracy.

Fast-acting Narrow-band Compression. Aside from the human ear, our products contain the only DSP platform sophisticated enough to employ both fast-acting and narrow-band compression which produces virtually instantaneous volume adjustments to sounds in the various frequencies. Consequently, our products are designed to respond to speech cues and other sounds in real time--without a delay. Many of today's digital hearing aids use wide-band compression. With wide-band technology, signals that would be distinct from each other to a person with normal hearing will not necessarily be processed distinctly by the hearing aid. Our nine channel narrow-band compression can process these sounds separately and distinctly.

Expansion. To address a common complaint with traditional wide dynamic range compression (WDRC) hearing aids--the fact that they are noisy in relatively quiet environments--we have adapted a technology called "expansion" from the professional audio field. Traditional WDRC aids apply the highest level of gain (volume) to the softest sounds, including non-speech sounds. As a result, individuals often complain that non-speech soft sounds get too loud and become annoying. The expansion technology in our products, however, actually reduces the volume for low-intensity sounds and can be set to meet each individual's needs. As a result, our products are quieter, without compromising volume for normal-intensity sounds.

Program Tones. We've also added tones that tell users when they have changed from one program (memory) to another. In addition, a distinct set of tones alert users when the battery is low. The volume of these tones is adjustable, so they can be set to the appropriate level for each patient.

Noise Reduction. Perhaps the number one complaint among hearing aid wearers is their inability to hear conversation in the presence of background noise. That's because most traditional hearing aids not only fail to reduce background noises--they actually amplify them.

Both our NATURA 2 SE and CONFORMA 2 SE hearing aids offer our new Personalized Noise Reduction(TM) technology. This patent-pending technology detects and reduces many background noises to provide the hearing impaired consumer with a more comfortable listening and communication experience. And because it is based on each hearing impaired consumer's particular hearing needs, NATURA 2 SE and CONFORMA 2 SE are the first and only hearing aids with truly personalized noise reduction technology.

Noise reduction reduces unwanted background noises and applies gain (volume) only to speech-like inputs in each of its nine independent channels. This results in an improved "signal-to-noise ratio" because the amplitude (loudness) of the noise is reduced without altering the amplitude of speech.

EXPRESSfit Software. In order to ensure that our new model of human hearing and state-of-the-art technologies are properly programmed to the individual needs of the hearing aid wearer, we have developed a proprietary programming system, EXPRESSfit, which enables our hearing aids to be easily configured by the hearing care professional to the unique needs of the wearer. The advanced technology of our sophisticated DSP chip is programmed by our software to make sure that sounds within each half-octave frequency range are amplified appropriately in the right contrast to sounds in every other frequency range. Initially presented on a novel hand-held PalmPilot platform, it also works within NOAH, a popular PC-based industry programming and fitting standard. EXPRESSfit is an integral part of ensuring that our technologically advanced hearing aids meet the needs of each individual hearing aid consumer.

our STRATEGY

Our mission is to become the best hearing aid company in the world by delivering a superior product that appeals not only to those consumers who currently use or have tried hearing aids, but also to the 80% of the hearing impaired population that historically has chosen not to purchase hearing aids. Key elements of our strategy include the following:

 .    Continue to Introduce Innovative Products. As a technological leader in the hearing aid industry, we intend to continue to invest significantly in research and development in order to introduce new products and product improvements more rapidly than is typical in our industry.

 .    Expand Our Distribution. We are expanding our direct sales presence to increase the penetration of our branded products with hearing care professionals and are pursuing additional distribution partners to increase our geographic reach. We believe that the evolution of the current distribution channel, combined with the characteristics of our branded products, will create new distribution opportunities and we are exploring alternative and emerging retail channels, including selling through large hearing care chains and other chain-based retailers.

 .    Increase Brand Awareness. In order to differentiate our products and reach a greater percentage of potential consumers, we have undertaken a brand-oriented approach to our marketing and selling efforts. We are targeting hearing care professionals and will consider direct-to-consumer advertising and promotion efforts.

 .    Achieve Economies of Scale. We expect that as sales volumes increase, per unit production costs of our products will decline.

 .    Sell Our DSP Chip. We sell our DSP chip to other hearing aid companies as an additional source of revenue and to accelerate market acceptance of our technology.

 .    Apply Technology to Non-Hearing Aid Opportunities. We believe that our noise reduction technology may well have application beyond hearing aids in areas such as wireless headsets and communication devices.

Our continuing success will depend on our ability to create advanced technology rapidly, apply technology cost-effectively, attract and retain highly skilled personel, obtain necessary patent protections, and manufacture and successfully market and sell in a variety of distribution channels. We are very encouraged by our progress to date.


[PHOTO]

"In my profession as a floor-covering contractor, loud noise is a way of life. My NATURA hearing aids filter out the loud non-speech sounds, so that I can hear speech more clearly in this difficult environment. Sonic's technology has helped me to hear much better in many different kinds of environments, but I was recently amazed by the performance of the noise reduction technology in my NATURA 2 SE hearing aids. I was attending my son's regional championship wrestling tournament. The combination of the crowd noise, announcer on loudspeaker and background music was so loud, my wife and many others were continually covering their ears. However, with my NATURA hearing aids I was quite comfortable, and could hear the speech and conversations better than those around me. Here I am, the hearing impaired person, but with Sonic's noise reduction technology I had a definite hearing advantage."

Alan Delahunty, Owner, Floor Coverings by Certified, Inc.

Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                    13
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA

Overview

We design, manufacture and market advanced digital hearing aids designed to provide the highest levels of satisfaction for hearing impaired customers. Capitalizing on a new understanding of human hearing, we have developed patented digital signal processing ("DSP") technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. We sell finished hearing aids, hearing aids kits and hearing aid components to hearing care professionals, distributors and other hearing aid manufacturers in the United States, and much of Europe, Japan, Australia and Canada. We launched our first branded product line, NATURA, in the fourth quarter 1998, our CONFORMA product in the first quarter 2000 and our ALTAIR product line in the fourth quarter 2000. In reporting our financial condition and results of operations, we report two geographic operating segments. We generally evaluate our operating results on a company-wide basis because all of our products are sourced from the United States, and all research and development and considerable marketing and administrative support are globally provided from the United States.

Factors That May Affect Future Performance

The letter to shareholders on pages 2 and 3 and the following discussion contain forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These forward-looking statements include details regarding the following: growth of the hearing aid market; performance of our products; our core values; transition of the hearing aid market from analog to digital-based products; our ability to penetrate the market; product innovation; further geographic expansion; attaining profitability during 2001; hearing aid unit volumes and average selling prices; levels of sales returns for NATURA and ALTAIR products; increased selling, general and administrative expenses; additional customers; expansions in staff; expanded product offerings; anticipated growth of our business; future branding and advertising campaigns; expanded customer service, distribution and fulfillment activities; increased research and development expense; amortization of stock-based compensation; increased capital expenditures, including improvements and expansions in our manufacturing operations; growth in operating expenses; and future cash requirements and uses, including the sufficiency of available cash to meet those requirements. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements. Investors are cautioned not to place undue reliance on such statements that speak only as of the date made.

Factors that could contribute to these differences include, but are not limited to, the following risks: we have incurred net losses from our inception and will need to generate more revenue if we are to achieve profitability; our operating results have fluctuated in the past and may fluctuate in the future; we may lose a large customer, such as Starkey Laboratories, Inc. or one of our audiology clinic consolidators; we may harm our relationships with existing customers by pursuing alternative distribution channels; we rely on several sole or dual source suppliers and have a limited operating history ourselves, as well as high rates of returns, remakes and repairs; we compete against six significantly larger hearing aid companies and we must have technologically superior products to compete effectively and gain market share; and we may have issues with intellectual property infringement. These factors, as well as others, are discussed in detail in the section titled "Factors That May Affect Future Performance" included in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2000. Investors should understand that it is not possible to predict or identify all such factors that could cause actual results to differ from expectations, and we are under no obligation to update these factors. Investors should not consider all factors listed as a complete statement of all potential risks and uncertainties.

Management's Discussion and Analysis, continued                               14
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA

Results of Operations -- 2000 Compared with 1999

Net Sales. Net sales consist of product sales less a provision for sales returns which is made at the time of sales. Net sales were $51,660 in 2000, an increase of $22,966 (80%) from net sales of $28,694 in 1999. The net sales increase for the year included $12,069 of branded product sales in the United States, $4,584 of branded product international sales (our European operation was in the process of developing a distribution network in early 1999) and $6,313 of hearing aid component sales (the second quarter of 1999 was the first quarter in which we sold hearing aid components). Branded product sales in 2000 benefited from the introduction of our CONFORMA product and particularly from our second-generation NATURA product line, NATURA 2 SE. Partially offsetting the volume increase was a reduction in average selling prices as a result of competitive pricing against an increasing number of competitors who offer digital-based products, as well as the growth in sales to audiology clinic consolidators. We anticipate this trend of increasing unit sales and decreasing average selling prices will continue.

We generally have a 90-day return policy for our branded products and a no return policy for our component products. Sales returns were $12,928 and $8,396 for 2000 and 1999, respectively. The increase principally related to the increase in net sales from 1999 to 2000. We believe that the hearing aid industry, particularly in the United States, experiences a high level of product returns due to factors such as statutorily required liberal return policies and product performance inconsistent with consumers' expectations. Generally, the higher the price of the hearing aid, the higher the rate at which it is returned. We believe our return rates have been within the range experienced by other hearing aid manufacturers with high performance, higher priced products. We expect sales returns of our NATURA 2 SE line to continue at or below historical levels, and sales returns for our lower priced ALTAIR line to be lower than those which we experience for our NATURA 2 SE line.

Cost of Sales. Cost of sales consists of manufacturing costs, royalty expenses, quality assurance costs and costs associated with product returns, remakes and repairs. Cost of sales was $26,187 in 2000, an increase of $9,125 (53%) from cost of sales of $17,062 in 1999. The increase was primarily due to the increase in net sales. As a percentage of net sales, gross profit increased to 49.3% for 2000 from 40.5% for 1999. The increase was a result of more sales of higher margin hearing aid components, the fixed costs of our manufacturing operations being spread over a greater sales level, operating efficiencies derived from producing at higher quantities, and a royalty expense reduction in the second half of 2000. In addition, during the initial phase of manufacturing products in early 1999, we were outsourcing some of our custom molded hearing aid production, which adversely affected our costs. We discontinued this outsourcing in the second quarter 1999 as we developed the capability to manufacture our custom molded hearing aids internally. In late 1999, we moved our manufacturing operation from our Salt Lake City headquarters to a new manufacturing facility near Minneapolis, which caused a brief increase in cost of sales as we incurred the cost of the move and duplicate expenses. We provide for the cost of remaking and repairing products under warranty, including hearing aid components. The warranty period ranges from one to three years for branded products and 30 to 120 days for hearing aid components. Warranty costs increased from $1,036 in 1999 to $1,639 in 2000 primarily as a result of our increased volume.

Selling, General and Administrative. Selling, general and administrative expense primarily consists of wages and benefits for sales and marketing personnel, sales commissions, promotions and advertising, marketing support and administrative expenses. Selling, general and administrative expense was $19,426 in 2000, an increase of $2,083 (12%) from selling, general and administrative expense of $17,343 in 1999 as a result of costs associated with adding new customers, product launch expenses for CONFORMA, CONFORMA 2 SE, NATURA 2 SE and ALTAIR, additional headcount and new marketing programs. The increase from 1999 to 2000 was offset somewhat by expenses of $770 relating to severance costs and uncollectable accounts in 1999. We expect sales and marketing expense to increase as we add new customers, expand our product offerings, incur additional

                                                                              15
--------------------------------------------------------------------------------

costs related to the anticipated growth of our business, and pursue our branding and advertising campaigns, possibly including direct-to-customer advertising and promotions. Sales and marketing expenses may also vary considerably from quarter to quarter as a result of the timing of our advertising campaigns. We expect sales and marketing expenses to increase as we expand our customer service, distribution and fulfillment capabilities. This includes the costs of staffing and further developing our direct sales force and customer service capabilities. As a result, we expect selling, general and administrative expense to continue to increase in dollars, although not as a percentage of sales.

Research and Development. Research and development expense primarily consists of wages and benefits for research and development personnel and consulting, software, intellectual property, clinical study and engineering support costs. Research and development expense was $7,933 in 2000, an increase of $918 (13%) from research and development expense of $7,015 in 1999. The increase was primarily due to additional headcount and development programs for CONFORMA 2
SE and NATURA 2 SE, both of which were introduced in 2000. We are making continual efforts to improve our existing products as well as to develop new products because we believe that new and better products are critical to our long-term success. As a result, we expect research and development expense to continue to increase in dollars, although not as a percentage of sales.

Stock-based Compensation. Deferred stock-based compensation represents the difference between the exercise price and the deemed fair value of our common stock on the grant date for stock options granted in the one-year period preceding the initial filing of our initial public offering ("IPO") and is being amortized over the vesting periods of the individual stock options, periodically adjusted for employee separations. For 2000 and 1999, $1,865 and $1,025, respectively were amortized. The unamortized balance of $1,346 as of December 31, 2000 is expected to be amortized as follows: 2001-$820; 2002-$364; 2003-$126; 2004-$26; and 2005-$10.

Other Income (Expense). Other income was $506 in 2000 compared to other expense of $1,155 in 1999. Interest and other income increased from $125 in 1999 to $2,235 in 2000 due to investing the IPO proceeds which were received in May 2000. Interest expense decreased from $481 in 1999 to $227 in 2000 because certain debt was repaid with proceeds from the IPO. Non-cash imputed interest expense and beneficial conversion charges of $1,243 in 2000 and $506 in 1999 related to the following: imputed interest pertaining to the valuation of warrants issued with bank financings of $203 in 2000; beneficial conversion feature offered on certain convertible debt of $535 in 2000; imputed interest pertaining to the valuation of warrants issued with convertible debt of $316 in 2000 and $394 in 1999; and interest accrued on converted debt of $189 in 2000 and $112 in 1999.

Income Tax Provision. We have generated operating losses since inception and no provision or benefit for income taxes has been recorded to date.

Results of Operations -- 1999 Compared with 1998

Net Sales. Net sales were $28,694 in 1999, an increase of $26,551 (1,239%) from net sales of $2,143 in 1998. We began selling our products in September 1998, so 1998 reflects only one full quarter of sales, all of which consisted of NATURA branded products in the United States. Net sales in 1999 reflected a full year of sales and included $5,166 of branded product international sales and $9,974 of hearing aid component sales. The balance of the net sales increase of $11,411 related to growth in our United States customer base. During 1999, we introduced our NATURA behind-the-ear hearing aid model which accounted for the majority of our European sales and allowed us to expand our market penetration in the United States. Sales returns increased from $414 in 1998 to $8,396 in 1999 as a result of the increase in net sales from 1998 to 1999.

Management's Discussion and Analysis, continued                               16
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA

Cost of sales. Cost of sales was $17,062 in 1999, an increase of $15,006 (730%) from cost of sales of $2,056 in 1998. The increase was primarily due to the increase in net sales. As a percentage of net sales, gross profit increase to 40.5% in 1999 from 4.0% in the previous year as the fixed costs of our manufacturing operations were spread over a much greater sales level. During 1998 and 1999, cost of sales was adversely affected by low production volumes of our hearing aids relative to the fixed costs of manufacturing capacity and manufacturing overhead at our Salt Lake City and Minneapolis facilities. We also experienced product quality issues largely related to an inexperienced hearing aid manufacturing work force. Warranty costs increased from $117 in 1998 to $1,036 in 1999 primarily as a result of increased volume.

Selling, General and Administrative. Selling, general and administrative expense was $17,343 in 1999, an increase of $8,899 (105%) from selling, general and administrative expense of $8,444 in 1998. This increase was largely due to starting up and expanding our European operations, increased marketing expenditures related to the introduction of new products, and increased selling expenses related mainly to the hiring of additional direct sales and sales support personnel to increase sales and improve customer service.

Research and Development. Research and development expense was $7,015 in 1999, an increase of $1,183 (20%) from research and development expense of $5,832 in 1998. This increase related to the developments of our CONFORMA product which we began test marketing at the end of 1999, and our NATURA behind-the-ear hearing aid model which we introduced in the second quarter of 1999, as well as costs incurred in connection with our ISO 9001 approval and CE mark certification that allowed us to begin selling hearing aids in Europe.

Stock-based Compensation. Deferred stock-based compensation of $4,638 was recorded in connection with the IPO and $1,025 of this amount was amortized in 1999.

Other Income (Expense). Other expense of $1,155 in 1999 compared to other income of $311 in 1998. This shift resulted from decreased interest income and increased interest expense as a result of decreased invested cash and increased debt necessary to support our operations, capital expenditures and increased working capital requirements in 1999.

Liquidity and Capital Resources

Prior to our IPO, our principal sources of funds were the sale of common and preferred stock, the sale of subordinated convertible debt, capital lease financing arrangements and bank borrowings, totaling approximately $46,400 since inception. In May 2000, we completed an IPO in which we sold 4,140,000 shares at $14.00 per share. Net Proceeds from the IPO, after deduction the underwriting discount and offering expenses, were $52,228.

New cash used in operating activities totaled $7,117, $13,964 and $12,539 in 2000, 1999 and 1998, respectively. For these periods, net cash used in operating activities was primarily to fund our operating losses and increases in accounts receivable and inventories, which were partially offset by increases in accounts payable and accrued expenses.

Our investing activities consisted mainly of purchases of property and equipment and investing the proceeds of the IPO in marketable securities. Capital expenditures, including those made under capital leases, totaled $2,014, $2,595 and $2,303 for 2000, 1999 and 1998, respectively. We financed the acquisition of the majority of our 1999 and 1998 property and equipment through capital leases. We expect to expense an increase in our capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel.

                                                                              17
--------------------------------------------------------------------------------


Net cash from financing activities was $55,284, $9,046 and $12,800 in 2000, 1999 and 1998, respectively. The IPO netted the Company $52,228 in 2000. In 1999, we sold $4,500 of convertible promissory notes to our existing investors. The principal and accrued interest on these notes converted into shares of our common stock upon the closing of the IPO. In May 2000, March 2000 and December 1999, we sold $3,000, $3,000 and $4,000, respectively of convertible promissory notes to Hoya Healthcare Corporation in connection with our appointment of Hoya as our exclusive distributor of branded products in Japan. The principal and interest on these notes converted into shares of our common stock at prices of 93% or 100% of the IPO price upon the closing of the IPO.

As of December 31, 2000, we had $52,210 in cash and marketable securities. All of our previously outstanding convertible debt and preferred stock converted into common stock upon the closing of the IPO. We repaid all of our bank debt, with the exception of a capital lease obligation, using the proceeds from the Hoya notes and the IPO.

We expect to experience growth in our operating expenses in order to execute our business plan, particularly in the areas of research and development and sales and marketing. As a result, we estimate that these operating expenses, as well as other expenditures we expect to incur to improve our manufacturing capability and increase our manufacturing capacity, will constitute a significant use of our cash resources for at least the next twelve months. In addition, we may use cash resources to fund acquisitions of complementary businesses and technologies; however, we currently have no commitments or agreements and are not involved in any negotiations regarding such transactions.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. To date, we have not utilized derivative financial instruments or derivative commodity instruments. We invest our cash in money market funds and short-term corporate debt securities which are subject to minimal credit and market risk. The interest rate on our capital lease obligations approximates market and is fixed. We believe the market risks associated with these financial instruments are minimal.

Foreign Currency Risk. We face foreign currency risks primarily as a result of the revenues we receive from sales made outside the United States and from the intercompany account balance between our U.S. and Danish companies. Fluctuations in the exchange rates between the U.S. dollar and other currencies could increase the sales price of our products in international markets where the prices of our products are denominated in U.S. dollars or lead to currency exchange losses where the prices of our products are denominated in local currencies.

Recent Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we currently hold no derivative financial instruments and do not currently engage in hedging activities, our adoption of SFAS No. 133 is expected to have no material impact on our financial condition or results of operations.

Tax Matters. As of December 31, 2000, we had federal net operating loss carryforwards of approximately $22,608 and foreign net operating loss carryforwards of approximately $3,541. Our foreign and domestic net operating loss carryforwards will expire at various dates beginning in 2003 and ending in 2019. We have provided a full valuation allowance against our net deferred tax assets due to uncertainties surrounding their realization, primarily due to our lack of an earnings history.

Consolidated Balance Sheets                                                   18
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA

December 31,                                                                              2000         1999
-----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents ........................................................   $   7,312    $   5,939
Marketable securities ............................................................      44,898           --
Accounts receivable, net .........................................................       9,881        4,925
Inventories ......................................................................       7,418        2,368
Prepaid expenses and other .......................................................         667          698
-----------------------------------------------------------------------------------------------------------
Total current assets .............................................................      70,176       13,930
Property and equipment:
Machinery and equipment ..........................................................       3,167        2,083
Computer equipment ...............................................................       2,370        1,731
Furniture and office equipment ...................................................       2,219        2,104
Leasehold improvements ...........................................................         190          108
-----------------------------------------------------------------------------------------------------------
Property and equipment ...........................................................       7,946        6,026
Less accumulated depreciation and amortization ...................................      (3,744)      (2,288)
-----------------------------------------------------------------------------------------------------------
Property and equipment, net ......................................................       4,202        3,738
Other assets .....................................................................       1,870          794
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS .....................................................................   $  76,248    $  18,462
===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Line of credit ...................................................................    $     --    $   1,966
Convertible promissory notes .....................................................          --        8,064
Current portion of capital lease obligations .....................................         377          864
Current portion of technology license obligation .................................         250          100
Accounts payable .................................................................       5,432        3,874
Accrued payroll related expenses .................................................       1,989        1,578
Reserve for remakes and repairs ..................................................       1,229          364
Other accrued expenses ...........................................................       2,249        2,239
-----------------------------------------------------------------------------------------------------------
Total current liabilities ........................................................      11,526       19,049
Long-term liabilities:
Capital lease obligations, net of current portion ................................         451        1,935
Technology license obligation, net of current portion ............................          --          150
-----------------------------------------------------------------------------------------------------------
Total liabilities ................................................................      11,977       21,134
Commitments and contingencies ....................................................          --           --
Mandatorily redeemable convertible preferred stock ...............................          --       36,129
Shareholders' equity (deficit):
Preferred stock ..................................................................          --          342
Common stock, $.001 par value; 70,000 shares authorized,
   19,812 and 1,449 shares outstanding, respectively .............................          20            1
Additional paid-in capital .......................................................     111,633        6,257
Deferred stock-based compensation ................................................      (1,346)      (3,613)
Accumulated deficit ..............................................................     (45,981)     (41,777)
Accumulated other comprehensive loss .............................................         (55)         (11)
-----------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit) .............................................      64,271      (38,801)
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) .............................   $  76,248    $  18,462
===========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations                                         19
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA

Years ended December 31,                                                 2000        1999        1998
-----------------------------------------------------------------------------------------------------
Net sales ........................................................   $ 51,660    $ 28,694    $  2,143
Cost of sales ....................................................     26,187      17,062       2,056
-----------------------------------------------------------------------------------------------------
Gross profit .....................................................     25,473      11,632          87
Selling, general and administrative expense ......................     19,426      17,343       8,444
Research and development expense .................................      7,933       7,015       5,832
Stock-based compensation expense .................................      1,865       1,025          --
-----------------------------------------------------------------------------------------------------
Operating loss ...................................................     (3,751)    (13,751)    (14,189)
Other income (expense) ...........................................        506      (1,155)        311
-----------------------------------------------------------------------------------------------------
Net loss .........................................................     (3,245)    (14,906)    (13,878)
Accretion on mandatorily redeemable convertible preferred stock ..       (959)     (2,431)     (1,561)
-----------------------------------------------------------------------------------------------------
Net loss applicable to common shareholders .......................   $ (4,204)   $(17,337)   $(15,439)
=====================================================================================================
Basic and diluted net loss per common share ......................   $   (.31)   $ (12.72)   $ (15.61)
=====================================================================================================
Weighted average number of common shares outstanding .............     13,479       1,363         989
=====================================================================================================

Unaudited pro forma information:
   Net loss applicable to common shareholders ....................   $ (2,205)   $(14,400)
=========================================================================================
   Basic and diluted net loss per common share ...................   $   (.12)   $  (1.02)
=========================================================================================
   Weighted average number of common shares outstanding ..........     18,065      14,115
=========================================================================================

Stock-based compensation expense allocable to each caption:
   Cost of sales .................................................   $     86    $     47
   Selling, general and administrative expense ...................      1,527         840
   Research and development expense ..............................        252         138
-----------------------------------------------------------------------------------------
   Stock-based compensation expense ..............................   $  1,865    $  1,025
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity (Deficit)                     20
--------------------------------------------------------------------------------
IN  THOUSANDS

                                                                                                        Accumu-
                                                                                   Deferred             lated
                                                                                   stock-               other        Total
                          Preferred stock   Common stock   Additional   Compre-    based     Accumu-    compre-   Shareholders'
                          ---------------  --------------   paid-in     hensive    compen-   lated      hensive      equity
                          Shares   Amount  Shares  Amount   capital     loss       sation    deficit    loss        (deficit)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE,
   December 31, 1997......   401  $   282     716  $    1       118               $    --    $(9,001)   $    51     $(8,549)
Exercise of common
   stock options..........    --       --     564      --       129                    --         --         --         129
Exercise of preferred
   stock warrants.........    48       60      --      --        --                    --         --         --          60
Preferred stock
  accretion...............    --       --      --      --        --                    --     (1,561)        --      (1,561)
Other comprehensive loss..    --       --      --      --        --    $   (54)        --         --        (54)        (54)
Net loss..................    --       --      --      --        --    (13,878)        --    (13,878)        --     (13,878)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss........                                            $(13,932)
                                                                      ========
BALANCE,
   December 31, 1998......   449      342   1,280       1       247                    --    (24,440)        (3)    (23,853)
Exercise of common
   stock options..........    --       --     169      --        53                    --         --         --          53
Preferred stock
  accretion...............    --       --      --      --        --                    --     (2,431)        --      (2,431)
Accelerated vesting of
   certain stock options..    --       --      --      --       171                    --         --         --         171
Warrants issued with
   debt agreements........    --       --      --      --     1,148                    --         --         --       1,148
Deferred stock-based
   compensation...........    --       --      --      --     4,638                (4,638)        --         --          --
Stock-based compensation..    --       --      --      --        --                 1,025         --         --       1,025
Other comprehensive loss..    --       --      --      --        --   $     (8)        --         --         (8)         (8)
Net loss..................    --       --      --      --        --    (14,906)        --    (14,906)        --     (14,906)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss........                                            $(14,914)
                                                                      ========
BALANCE,
   December 31, 1999......   449      342   1,449       1     6,257                (3,613)   (41,777)       (11)    (38,801)
Exercise of common
   stock options and
   warrants and employee
   stock purchase plan
   issuances..............    --       --     585       1       921                    --         --         --         922
Shares issued.............    --       --       9      --       113                    --         --         --         113
Preferred stock
  accretion...............    --       --      --      --        --                    --       (959)        --        (959)
Conversion of
  preferred stock.........  (449)    (342) 12,533      13    37,417                    --         --         --      37,088
Initial public
  offering (IPO)..........    --       --   4,140       4    57,956                    --         --         --      57,960
IPO costs.................    --       --      --      --    (5,732)                   --         --         --      (5,732)
Conversion of
  convertible notes.......    --       --   1,096       1    15,103                    --         --         --      15,104
Stock-based
  compensation............    --       --      --      --      (402)                2,267         --         --       1,865
Other comprehensive
  loss....................    --       --      --      --        --   $    (44)        --         --        (44)        (44)
Net loss..................    --       --      --      --        --     (3,245)        --     (3,245)        --      (3,245)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive
  loss....................                                            $ (3,289)
                                                                      ========
BALANCE,
   December 31, 2000......    --  $    --  19,812  $   20  $111,633               $(1,346) $ (45,981)   $   (55)   $ 64,271
===================================================================               =============================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows                                         21
--------------------------------------------------------------------------------
IN THOUSANDS

Years ended December 31,                                                      2000        1999        1998
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss ..............................................................   $ (3,245)   $(14,906)   $(13,878)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization ....................................      1,524       1,362         736
     Non-cash imputed interest expense and
        beneficial conversion charges .................................      1,243         506        --
     Stock-based compensation .........................................      1,865       1,025        --
     Other non-cash ...................................................        131         206        (230)
     Changes in assets and liabilities:
        Accounts receivable, net ......................................     (5,083)     (3,352)     (1,648)
        Inventories ...................................................     (5,111)     (2,149)       (244)
        Prepaid expenses and other ....................................       (180)       (181)       (223)
        Other assets ..................................................     (1,152)       (520)       (116)
        Technology license obligation .................................       --          (170)        (50)
        Accounts payable and accrued expenses .........................      2,891       4,215       3,114
----------------------------------------------------------------------------------------------------------
          Net cash used in operating activities .......................     (7,117)    (13,964)    (12,539)
Cash flows from investing activities:
Purchase of property and equipment ....................................     (2,014)     (1,152)       (545)
Purchase of marketable securities .....................................    (48,970)       --          --
Proceeds from sale or maturity of marketable securities ...............      4,072        --        10,500
----------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) investing activities .........    (46,912)     (1,152)      9,955
Cash flows from financing activities:
Proceeds from issuance of convertible promissory notes ................      6,000       8,500        --
Line of credit borrowings, net ........................................     (1,966)      1,196         770
Principal payments on long-term obligations ...........................     (1,971)       (632)       (607)
Proceeds from initial public offering .................................     57,960        --          --
Initial public offering costs .........................................     (5,661)        (71)       --
Proceeds from exercise of stock options and
   employee stock purchase plan issuances .............................        922          53         129
Proceeds from issuance of preferred stock and warrants,
   net of issuance costs ..............................................       --          --        12,508
----------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities ...................     55,284       9,046      12,800
Effect of exchange rate changes on cash
   and cash equivalents ...............................................        118          79          (4)
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
   and cash equivalents ...............................................      1,373      (5,991)     10,212
Cash and cash equivalents, beginning of year ..........................      5,939      11,930       1,718
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year ................................   $  7,312    $  5,939    $ 11,930
==========================================================================================================
Supplemental cash flow information:
     Cash paid during the year for interest ...........................   $    217    $    444    $    178
Supplemental disclosure of non-cash financing and investing activities:
     Equipment acquired under capital leases ..........................   $   --      $  1,443    $  1,758
     Preferred stock accretion ........................................   $    959    $  2,431    $  1,561
     Conversion of convertible promissory notes .......................   $ 15,104    $   --      $   --
     Conversion of preferred stock ....................................   $ 37,430    $   --      $   --

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements                                    22
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA


Note 1 NATURE OF OPERATIONS

Sonic Innovations, Inc. (the "Company") designs, manufacturers and markets advanced digital hearing aids designed to provide the highest levels of satisfaction for hearing impaired customers. Capitalizing on a new understanding of human hearing, the Company has developed patented digital signal processing ("DSP") technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. The Company sells finished hearing aids, hearing aid kits and hearing aid components to hearing care professionals, distributors and other hearing aid manufacturers in the United States, and much of Europe, Japan, Australia and Canada. The Company launched its first branded line, NATURA, in the fourth quarter 1998, its CONFORMA product in the first quarter 2000 and its ALTAIR product line in the fourth quarter 2000.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Sonic Innovations, Inc. and its wholly owned subsidiary, Sonic Innovations A/S, a Danish corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sales, Sales Returns and Concentrations of Credit Risk. The Company sells its branded products directly to hearing care professionals in the United States and through a network of established distributors in much of Europe, Japan, Australia and Canada. The Company also sells hearing aid components to other hearing aid manufacturers. Sales are recognized when products are shipped. Net sales consist of product sales less provisions for sales returns which are made at the time of sale. The Company generally has a 90-day return policy for its branded products and a no return policy for its component products. Sales returns were $12,928, $8,396 and $414 in 2000, 1999 and 1998, respectively. As of December 31, 2000 and 1999, allowances for sales returns of $2,767 and $1,974, respectively were reflected as reductions in accounts receivable.

Revenues related to the sales of extended warranties are deferred and recognized on a straight-line basis over the warranty period. As of December 31, 2000 and 1999, deferred warranty revenues of $237 and $87, respectively were included in other accrued expenses.

The Company performs ongoing credit evaluations of its customers and provides for doubtful accounts. As of December 31, 2000 and 1999, allowances for doubtful accounts were $676 and $461, respectively. During 2000, the Company had two significant customers which comprised 24% and 8% of net sales. During 1999, these same two customers comprised 26% and 10% of net sales. As of December 31, 2000, one of these customers accounted for approximately 25% of the net accounts receivable balance. The loss of either of these customers would have a material adverse effect on the Company.

Warranty Costs. The Company provides for the cost of remaking and repairing products under warranty at the time of sale. These costs are included in cost of sales. The warranty period is generally one to three years for branded products and 30 to 120 days for component products. Because of the length of the warranty period, adjustments to the originally recorded provisions may be necessary from time to time. Warranty costs were $1,639, $1,036 and $117 in 2000, 1999 and 1998, respectively.

Cash and Cash Equivalents. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2000 and 1999, cash equivalents consisted of certificates of deposit and money market funds totaling $2,640 and $47, respectively.

Restricted Cash. As of December 31, 2000, $101 was on deposit in a restricted account for the benefit of the landlord of the Company's leased headquarters facility in the event of payment default. The deposit is included in other assets.

                                                                              23
--------------------------------------------------------------------------------


Marketable Securities. The Company designates the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation as of each balance sheet date. As of December 31, 2000, the Company's investment portfolio consisted of short-term corporate debt securities classified as held-to-maturity and was presented at its amortized cost, which approximated market value. Minimum ratings for our investments are A-1 from Standard &
Poor's and P-1 from Moody's.

Inventories. Inventories are stated at the lower of cost or market value using the first-in, first-out ("FIFO") method. Inventories at December 31, 2000 and 1999 consisted of the following:

                                                                 2000     1999
--------------------------------------------------------------------------------
Raw materials ...............................................   $3,093   $1,365
Components ..................................................    2,207      501
Work in progress ............................................      536      159
Finished goods ..............................................    1,582      343
--------------------------------------------------------------------------------
Total .......................................................   $7,418   $2,368
================================================================================

Provision is made to reduce excess and obsolete inventories to their estimated net realizable values. As of December 31, 2000 and 1999, reserves for excess and obsolete inventories were $1,107 and $364, respectively.

Purchase Commitments. The Company reviews its firm purchase commitments at each reporting date to determine if commitments are at prices in excess of net realizable value. To the extent such commitments exceed net realizable value, the Company's policy is to recognize a loss in the period in which an impairment in value becomes evident. There were no such losses recognized in 2000, 1999 and 1998.

Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of 7 years for furniture and fixtures and 3 to 5 years for machinery and equipment. Leasehold improvements are amortized over the lease term of up to 5 years. Upon the retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts. The resulting gain or loss is included in other income (expense). Major renewals and betterments are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

Patent Costs. During 2000, 1999 and 1998, the Company expensed direct costs associated with obtaining and filing patents of $331, $342 and $148, respectively.

Fair Value of Financial Instruments. The Company's financial instruments consist primarily of cash, cash equivalents, marketable securities, accounts receivable, accounts payable and debt instruments. The carrying amounts of the financial instruments approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Foreign Currency Translation. The accounts of Sonic Innovations A/S are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in other income (expense).

Other Comprehensive Loss. Other comprehensive loss in 2000 and 1999 consisted of foreign currency translation adjustments. The components of other comprehensive loss in 1998 consisted of a $4 foreign currency translation adjustment and a $50 reclassification adjustment related to an unrealized gain becoming a realized gain on marketable securities.

Research and Development. Research and development costs, which include basic research, development of useful ideas into new products, continuing support and enhancement of existing products and regulatory and clinical activities, are expensed as incurred.

Advertising. Advertising costs are expensed as incurred. Advertising costs for 2000, 1999 and 1998 were $2,679, $2,606 and $562, respectively.

Notes to Consolidated Financial Statements, continued                         24
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA


Net Loss Per Common Share. Basic and diluted net loss per common share were computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding. Common stock equivalents were not considered since their effect would be antidilutive, thereby decreasing the net loss per common share. As of December 31, 2000, common stock equivalents consisted of options for 2,988,645 shares and a warrant for 20,706 shares.

Reclassifications. Certain 1999 and 1998 amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications did not impact previously reported total assets, liabilities, shareholders' equity (deficit) or net loss.

New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is effective for the Company's year ending December 31, 2001. The Company currently expects this new pronouncement to have no material impact on its financial statements.

Note 3 LINE OF CREDIT

The Company had a lending arrangement with a bank that included an unsecured line of credit agreement which expired on June 30, 2000. Borrowings under the line of credit at December 31, 1999 were $1,966 and bore interest at the bank's prime rate plus 2.0% (10.5% at December 31, 1999). In connection with obtaining the line of credit, the Company issued warrants to the bank to purchase 20,706 shares of common stock at an exercise price of $3.80 per share. The warrants expire in December 2004. The estimated fair value of the warrants at the grant date of $203 was recorded as debt issuance cost and was amortized over the term of the agreement. The Company's maximum borrowing under the line of credit during 1999 was $1,966. During 1999, the Company's weighted average outstanding borrowing under the line of credit was $1,750, with a weighted average interest rate of 8.5%.

Note 4 CAPITAL LEASE OBLIGATIONS

As of December 31, 2000 and 1999, the Company held certain property and equipment with a cost of $1,690 and $3,544, respectively under capital lease agreements with a bank and had recorded accumulated amortization of $1,148 and $845, respectively related to these assets. Future minimum lease payments under capital lease obligations as of December 31, 2000 totaled $945 as follows:
2001-$458; 2002-$384; and 2003-$103. The present value of these future minimum lease payments was $828, of which $377 was current and $451 was long-term. In connection with entering into a capital lease agreement with a bank in 1998, the Company issued warrants to purchase 17,258 shares of the Company's common stock at an exercise price of $3.04 per share. The fair value of the warrants was insignificant at the date of grant. The warrants were exercised in 2000 on a net exercise basis which resulted in the issuance of 12,011 shares of common stock.

Note 5 CONVERTIBLE PROMISSORY NOTES

The Company issued $4,500 of convertible promissory notes in July 1999 to existing preferred shareholders. The notes accrued interest at an annual rate of 6% and principal and accrued interest automatically converted into shares of common stock upon the closing of the Company's IPO at the IPO price. In connection with selling these notes, the Company issued warrants for the purchase of 236,853 shares of its common stock at $3.80 per share. The warrants were exercised in connection with the IPO. The Company allocated the $4,500 of proceeds between the notes and the warrants based upon their relative fair values at the date of issuance. This resulted in allocating $3,555 to the notes and $945 to the warrants. The difference between the face amount of the notes and the amount allocated to the notes was recorded as interest expense over the term of the notes.

The Company issued convertible promissory notes of $3,000 in May 2000, $3,000 in March 2000 and $4,000 in December 1999 to Hoya Healthcare Corporation, the Company's distributor of branded products in Japan.

                                                                              25
--------------------------------------------------------------------------------


The notes accrued interest at an annual rate of 6% and principal and accrued interest automatically converted into shares of common stock upon the closing of the Company's IPO at prices of 93% or 100% of the IPO price. The contingent beneficial conversion feature of 93% of the IPO price had a fair value of $535 which was recorded as additional interest expense upon the closing of the IPO.

Note 6 CONVERTIBLE PREFERRED STOCK

As of December 31, 1999, 1998 and 1997, preferred stock consisted of Series A convertible preferred stock. The Series B, C, and D mandatorily redeemable convertible preferred stock balance as of December 31, 1997 was $19,556 (8,753,799 shares). Mandatorily redeemable convertible preferred shares were sold or issued for services for $36 (9,474 shares) in 1999 and $12,545 (3,320,236 shares) in 1998. Mandatorily redeemable preferred stock accretion was $959, $2,431 and $1,561 in 2000, 1999 and 1998, respectively. All convertible preferred stock was converted to common stock upon the closing of the Company's IPO.

Note 7 OTHER INCOME (EXPENSE)

Other income (expense) for 2000, 1999 and 1998 consisted of the following:


                                                                2000        1999      1998
--------------------------------------------------------------------------------------------
Interest and other income .................................   $ 2,235    $   125    $   496
Non-cash imputed interest expense and
   beneficial conversion feature charges ..................    (1,243)      (506)        --
Interest expense ..........................................      (227)      (481)      (185)
Foreign currency exchange loss ............................      (259)      (293)        --
--------------------------------------------------------------------------------------------
Total .....................................................   $   506    $(1,155)   $   311
============================================================================================


Note 8 COMMITMENTS

Operating Leases. The Company leases various equipment and office space under noncancelable operating leases that expire at various dates through 2005. Rental expense for 2000, 1999 and 1998 was $1,439, $ 835 and $279, respectively. Future minimum lease payments under noncancelable leases as of December 31, 2000 totaled $6,256 as follows: 2001-$1,655; 2002-$1,683; 2003-$1,648; 2004-$1,154;
and 2005-$116. The Company subleases office space in its headquarters facility. Sublease revenue of $186 and $30 in 2000 and 1999, respectively was netted against lease expense. Revenue from subleases is expected to be $222 in 2001 and $176 in 2002.

Brigham Young University Technology License Agreements. In 1995, the Company entered into a license agreement, as amended in 1996 and 2000, with Brigham Young University ("BYU"). The agreement provides the Company with an exclusive worldwide license to utilize certain technology, including patents and patents pending involving hearing aid signal processing, audio signal processing and hearing compression. The agreement remains in effect until the expiration of the last patent right in 2013 and can be terminated by BYU in the event of circumstances outlined in the agreement. During the term of the agreement, the Company is responsible for the payment of all fees and costs associated with filing and maintaining patent rights. As consideration for the license, the Company issued to BYU 8,724 and 96,843 shares of its common stock in 2000 and 1995, respectively, paid license fees totaling $330 from 1995 to 2000 and will pay $250 in 2001. The Company may (but is not entitled to) receive a credit against the license fees for certain approved research conducted through BYU. The Company is required to make royalty payments to BYU equal to 50% of any consideration received from sublicensing, assigning or transferring the licensed technology. This agreement may be terminated without cancellation fees.

In 1997, the Company entered into a separate license agreement with BYU to utilize certain "noise suppression" technologies owned by BYU. The agreement remains in effect indefinitely, unless terminated by BYU in the event of circumstances outlined in the agreement. As consideration for the license, the Company paid a license fee of $50 and is required to make royalty payments to BYU in the amount of 0.5% of the adjusted gross sales of the licensed products sold or otherwise transferred to an end user, with an annual minimum royalty of $50.

Notes to Consolidated Financial Statements, continued                         26
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA


Royalty payments are to be paid as long as the Company uses this technology. This agreement may be terminated without cancellation fees. Royalties under this agreement were $116, $50 and $50 in 2000, 1999 and 1998, respectively. The Company is also required to pay a "pass through royalty" of 50% on any transfer of technology to a third party that is not an end user.

K/S HIMPP License Agreement. In 1998, the Company entered into a license agreement with K/S HIMPP, a Danish partnership, whereby the Company licensed rights to use technology covered by approximately 200 patents owned by K/S HIMPP that are considered essential for the sale of programmable hearing aids. In connection with this agreement, the Company was required to pay a royalty equal to 3% of net sales of related products. In October 2000, the Company entered into a new license agreement with K/S HIMPP whereby the Company paid $1,800 for a paid-up license to use this technology and obtain an equity interest in K/S HIMPP. The payment is being amortized over the life of the technology through 2013. HIMPP royalty expenses in 2000, 1999 and 1998 were $318, $429 and $85, respectively.

Other License Agreement. In 1999, the Company entered into a license agreement to resolve a claim of patent infringement made by a competitor under which the Company pays a 1.5% royalty on all net sales of hearing aids for the period October 1998 through September 2001, at which time the license will be paid in full. Royalty expense pertaining to the agreement was $757 and $463 in 2000 and 1999, respectively.

Supplier Purchase Commitment. In 1997, the Company entered into an agreement, as amended in June 2000, with an integrated circuit manufacturer to purchase integrated circuits used in the Company's products. The agreement provides the manufacturer with a non-exclusive, non-sublicensable license to use the Company's technology for non-hearing applications. The manufacturer granted the Company a license to minor improvements or enhancements made to the technology by the manufacturer for hearing applications. The Company made purchases totaling approximately $4,250, $1,239 and $151 in 2000, 1999 and 1998,
respectively. The agreement requires the Company to make future minimum purchases based on a fixed minimum number of integrated circuits at a fixed price per integrated circuit. Noncancelable minimum commitments as of December 31, 2000 totaled $10,800 as follows: 2001-$1,800; 2002-$4,500; and 2003-$ 4,500.
The Company purchases all of its integrated circuits from this manufacturer. Should this manufacturer be unable to provide the Company with these integrated circuits, the ability of the Company to produce products for sale would be materially impaired. The Company purchases other components, including receivers and microphones, from a limited number of suppliers.

Note 9 INCOME TAXES

Loss before income taxes for 2000, 1999 and 1998 consisted of the following:


                                              2000        1999       1998
----------------------------------------------------------------------------
Domestic ...............................   $ (1,840)   $(13,747)   $(13,471)
Foreign ................................     (1,405)     (1,159)       (407)
----------------------------------------------------------------------------
Total ..................................   $ (3,245)   $(14,906)   $(13,878)
============================================================================

Deferred taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized. As of December 31, 2000 and 1999, the components of the deferred tax assets were as follows:


                                                              2000        1999
--------------------------------------------------------------------------------
Net operating loss carryforwards .........................  $  9,569   $  9,631
Start-up costs capitalized for tax reporting purposes ....     1,575      2,147
Receivables allowances ...................................     1,198        873
Reserves and other differences ...........................     1,448        276
--------------------------------------------------------------------------------
                                                              13,790     12,927
Valuation allowance ......................................   (13,790)   (12,927)
--------------------------------------------------------------------------------
Total ....................................................  $     --   $     --
================================================================================

                                                                              27
--------------------------------------------------------------------------------


Valuation allowances for the deferred tax assets were recorded due to the uncertainty of realization of the assets based upon the limited operating history of the Company and the lack of profitability to date.

As of December 31, 2000, the Company had net operating loss carryforwards for federal income tax reporting purposes totaling $22,608 which expire as follows:
2011-$452; 2012-$2,708; 2018-$9,005; and 2019-$10,443. Foreign net operating loss carryforwards of $3,541 begin to expire in 2003 and continue through 2005.

Note 10 STOCK-BASED COMPENSATION

Stock Options. The Company's 2000 Stock Plan provides for the issuance of a maximum of 5,474,000 shares of common stock. The plan allows for the grant of incentive or nonqualified stock options and stock purchase rights and is administered by the Board of Directors who determines the quantity, type of award, and terms and conditions, including any vesting conditions. The maximum term of an option may not exceed ten years and the plan will expire in 2010. As of December 31, 2000, 1,196,050 shares were available for grant under the plan. Options generally vest over a four-year period from the grant date.

The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board ("APB") Opinion No. 25 and those issued to consultants or nonemployees under Statement of Financial Accounting Standard ("SFAS") No. 123. Under APB Opinion 25, compensation cost is recognized if an option's exercise price is below the intrinsic fair market value of the Company's common stock at the grant date. Under SFAS 123, compensation cost is recognized for the fair market value of each option as estimated on the date of grant using the Black-Scholes option-pricing model. If compensation expense for all stock options had been determined consistent with SFAS 123, the Company's net loss and net loss per common share for 2000, 1999 and 1998 would have changed as follows:


                                                                   2000          1999           1998
------------------------------------------------------------------------------------------------------
Net loss:
     As reported ...........................................   $ (3,245)     $ (14,906)     $ (13,878)
     Pro forma .............................................     (4,223)       (15,134)       (13,944)
Basic and diluted net loss per common share:
     As reported ...........................................   $   (.31)     $  (12.72)     $  (15.61)
     Pro forma .............................................       (.38)        (12.88)        (15.68)
------------------------------------------------------------------------------------------------------

In determining the pro forma amounts in the table above, the fair market value of each option was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:


                                                        2000      1999    1998
--------------------------------------------------------------------------------
Risk free rate of return .........................      6.75%    6.33%    6.75%
Expected dividend yield ..........................      0.00%    0.00%    0.00%
Volatility .......................................     80.00%    0.00%    0.00%
Expected life ....................................    7 years  7 years  7 years
--------------------------------------------------------------------------------

During 1999, the Company expensed $170 related to the remeasurement of certain stock option values due to accelerating their vesting dates. In connection with the grant of certain pre-IPO stock options, the Company recorded deferred stock-based compensation in 2000 of $4,638, representing the difference between the deemed fair value of the Company's common stock for financial reporting purposes and the exercise price of the options at the date of grant. The Company is amortizing the deferred stock-based compensation over the option vesting periods of three to six years and periodically adjusts the balance for option forfeitures ($402 in 2000). Amortization expense of $1,865 and $1,025 was recorded in 2000 and 1999, respectively. As of December 31, 2000, the remaining stock-based compensation of $1,346 will be amortized as follows: $820 in 2001, $364 in 2002, $126 in 2003, $26 in 2004 and $10 in 2005, but will decrease if the related options are forfeited.

Notes to Consolidated Financial Statements, continued                         28
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA


A summary of the Company's stock option activity for 2000, 1999 and 1998 was as follows:

                                                                     Weighted
                                                        Option        average
                                                        shares    exercise price
--------------------------------------------------------------------------------
Outstanding at December 31, 1997 .................    1,253,685    $    .25
Granted in 1998 ..................................    1,127,789         .97
Exercised in 1998 ................................     (564,158)        .23
Forfeited or expired in 1998 .....................      (37,933)        .40
--------------------------------------------------------------------------------
Outstanding at December 31, 1998 .................    1,779,383         .70
Granted in 1999 ..................................    1,087,105        4.33
Exercised in 1999 ................................     (169,510)        .30
Forfeited or expired in 1999 .....................     (116,134)       1.27
--------------------------------------------------------------------------------
Outstanding at December 31, 1999 .................    2,580,844        2.23
Granted in 2000 ..................................      944,613        9.24
Exercised in 2000 ................................     (310,582)        .64
Forfeited or expired in 2000 .....................     (226,230)       3.37
--------------------------------------------------------------------------------
Outstanding at December 31, 2000 .................    2,988,645    $   4.52
================================================================================

As of December 31, 2000, there were options exercisable for 1,192,379 shares of common stock at a weighted average exercise price of $1.74 per share as follows:


                                         Weighted                      Weighted
                              Option      average      Option          average
Range of                      shares     remaining     shares          exercise
exercise prices             outstanding    life      exercisable        price
--------------------------------------------------------------------------------
$  .19 - .75 ............     649,166      5.67         576,734      $    .37
   .75 - 1.50 ...........     446,769      7.82         236,165          1.22
  1.50 - 4.00 ...........     623,225      8.61         285,471          3.43
  4.00 - 6.00 ...........     441,218      9.23          76,142          5.70
  6.00 - 9.00 ...........     440,366      9.83          14,482          7.60
  9.00 - 18.00 ..........     387,901      9.47           3,385         16.05
--------------------------------------------------------------------------------
Total ..................    2,988,645      8.24       1,192,379      $   1.74
================================================================================

Warrants. As of December 31, 2000, a warrant was outstanding to purchase 20,706 shares of common stock at $3.80 per share. This warrant expires in December 2004.

Note 11 EMPLOYEE BENEFIT PLANS

In 1997, the Company established an employee savings and retirement plan that is a salary deferral plan under Section 401(k) of the Internal Revenue Code. The Company may make matching contributions under this plan, but has not made matching contributions to date.

In 2000, the Company established an employee stock purchase plan which allows participating employees to purchase, through employee deductions, shares of the Company's unissued common stock at 85% of the fair market value on specified dates. Employees purchased 69,971 shares of common stock in 2000 under the plan. As of December 31, 2000, 193,187 shares of common stock were reserved for issuance under the plan.

Note 12 SEGMENT INFORMATION

The Company currently operates through two geographic operating segments--Sonic Innovations, Inc., a U.S. based operation, and Sonic Innovations A/S, a Denmark based operation. Sonic Innovations, Inc. sells products in the U.S. and internationally, except for Europe. Sonic Innovations A/S sells products exclusively in Europe. The Company generally evaluates its operating results on a company-wide basis because all products are sourced from the United States and all research and development and considerable marketing and administrative support are globally provided from the United States. However, management reviews the operating results of Sonic Innovations A/S to make decisions about resource allocation and to assess performance.

Corporate and Investor Information
--------------------------------------------------------------------------------


Corporate Headquarters

Sonic Innovations, Inc.
2795 East Cottonwood Parkway
Suite 660
Salt Lake City, UT 84121
(801) 365-2800

Annual Meeting

The Annual Meeting of Sonic Innovations Shareholders will be held on May 9, 2001, at 9:00 a.m., at the Marriott University Park Hotel in the Amphitheater on the Main Floor at 480 South Wakara Way, Salt Lake City, Utah. The Notice of Annual Meeting and Proxy Statement were mailed to shareholders of record as of March 19, 2001.

Stock Exchange Listing
The Company's common stock is traded on the Nasdaq Stock Market(R) under the symbol SNCI.

Price Range of Sonic Innovations, Inc.
Common Stock

2000                                High      Low
--------------------------------------------------
First quarter ...............     $    --  $    --
Second quarter ..............       21.69    15.19
Third quarter ...............       18.00     8.63
Fourth quarter ..............       11.13     4.19
--------------------------------------------------

The Company completed its initial public offering on May 2, 2000. On February 20, 2001 there were approximately 2,200 holders of record of the Company's common stock.

Dividends

We currently do not pay any dividends on our common stock and our Board of Directors has no present intention to pay dividends.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: (718) 921-8380
Facsimile: (718) 259-1144

American Stock Transfer & Trust is our transfer agent and maintains all shareholder records for the Company. If you have questions regarding the Sonic Innovations stock you own, stock transfers, address or name changes, lost stock certificates, or duplicate mailings, please contact them by writing or calling.

Information Requests

Copies of the Company's financial reports and recent news releases may be obtained through our web site at www.sonici.com or by calling or writing:

Sonic Innovations, Inc.
2795 East Cottonwood Parkway
Suite 660
Salt Lake City, UT 84121
(801) 365-2800

SONIC innovations, NATURA, ALTAIR, CONFORMA, EXPRESSfit and Personalized Noise Reduction are registered trademarks of Sonic Innovations, Inc.

(C)2001 Sonic Innovations, Inc. All rights reserved. Printed in U.S.A.

Sonic Innovations, Inc.
2795 East Cottonwood Parkway
Suite 660
Salt Lake City, UT 84121
Telephone (801) 365-2800
Facsimile (801) 365-3000
www.sonici.com

Sonic Innovations A/S
Hoerkaer 26
DK-2730 Herlev
Denmark
Telephone 011-45-44-52-25-00
Facsimile 011-45-44-52-25-44
www.sonici.dk

                            [GRAPHIC APPEARS HERE]



                   SONIC INNOVATIONS, INC.   2000 ANNUAL REPORT