Form 10-K, Exhibit 13
period 2002-12-31
SONIC INNOVATIONS INC
filed 2003-03-28
CIK 1105982

Exhibit 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In thousands, except share data

FORWARD - LOOKING STATEMENTS

This annual report, including the following discussion, which should be read in conjunction with the consolidated financial statements and related notes, contains forward-looking statements that involve risks and uncertainties. These statements refer to our future results, plans, objectives, expectations and intentions. These forward-looking statements include statements regarding the following: the effect of acquisitions on our international sales capability; cost reduction initiatives and gross margin expansion in 2003; shift of sales mix toward lower-priced products and the resultant negative impact on gross margin; increased selling, general and administrative expense; additional customers; expansions in direct sales staff; expanded product offerings and product and promotional materials; anticipated growth of our business; future branding and advertising campaigns; increased research and development expense; design and development of new products; contracting of certain advanced integrated circuit design and development to third parties; amortization of deferred stock-based compensation; growth in operating expenses; capital expenditures to improve manufacturing and development; sufficiency of cash to fund our operations; future acquisitions; future stock purchases; continued growth and increasing market share; growth of the population of people that could benefit from a hearing aid; the release of pent-up demand from people needing but not buying hearing aids; continued business improvement; our performance in 2003 benefiting from product introductions in 2002, new product introductions in 2003, acquisitions made in 2002, strengthened worldwide sales and marketing leadership and organization, stronger advertising and marketing of our speech-in-noise claim and an increased industry shift to digital-based products; an upturn in the global economy; growth of the hearing aid market; our ability to outperform competitors, grow our business and improve value to our shareholders; expansion in Europe by growing existing operations and by acquiring additional distribution; solid revenue growth in Australia in 2003 based on expectations for organic growth and the acquisition of additional retail stores; additional distribution opportunities in those countries where we do little or no business currently; and trends promoting greater acceptance of hearing aids. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements.

Factors that could contribute to these differences include, but are not limited to, the following risks: we have a history of losses and negative cash flows from operating activities and will need to generate increased net sales while maintaining gross margin if we are to achieve consistent profitability; our operating results and stock price have fluctuated in the past and may fluctuate in the future; any acquisitions that we undertake could be difficult to integrate, disrupt our business and dilute our shareholders; we may lose a large customer or suffer a reduction in orders from a large customer and may be unable to collect significant accounts and notes receivable balances; our shareholder lawsuit has not been resolved; we may harm our relationships with existing customers by pursuing alternative distribution channels; we rely on several sole or limited source suppliers and contract manufacturers and may be unable to expand our manufacturing capabilities sufficiently; we have high rates of returns, remakes and repairs; we compete against six significantly larger hearing aid companies and we must have technologically superior products to compete effectively and gain market share; we may have issues with intellectual property infringement; we are dependent on international sales and operations, which exposes us to a variety of risks that could result in lower international sales; we may encounter difficulties in managing our growth and hiring and retaining personnel; we could be sued for product liability; we could suffer penalties if we fail to comply with U.S. Food and Drug Administration regulations; our stock price could suffer due to sales by our venture capital investors, directors and officers; insider ownership and provisions in our charter documents, shareholder rights plan and Delaware law could deter any takeover of the Company. These factors, as well as others, are discussed in detail in the section titled “Factors That May Affect Future Performance” included in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2002. Investors should understand that it is not possible to predict or identify all such factors that could cause actual results to differ from expectations, and we are under no obligation to update these factors.

OVERVIEW

We design, develop, manufacture and market advanced digital hearing aids designed to provide the highest levels of satisfaction for hearing impaired consumers. Capitalizing on our advanced understanding of human hearing, we have developed patented digital signal processing (“DSP”) technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. In the U.S., Canada, Denmark, the U.K., Switzerland, Austria and the Netherlands, we sell finished hearing aids principally to hearing care professionals. In other parts of the world we sell finished hearing aids and hearing aid kits principally to

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTINUED

distributors, except in Australia, where we sell hearing aids on a retail basis to hearing impaired consumers. We occasionally sell hearing aid components to other hearing aid manufacturers. We first began shipping product in the fourth quarter of 1998.

In 2002, the hearing aid industry experienced a decline in hearing aid sales from 2001 as reported by the Hearing Industries Association. We believe economic conditions have caused some people to defer the purchase of a new hearing aid or to repair or recondition an existing hearing aid rather than purchase a new hearing aid. Digital-based hearing aids continue to gain market share at the expense of older technology, analog-based hearing aids. This is particularly true as digital hearing aids become more affordable and closer in price to analog hearing aids. While we benefit in general from our position as a digital-based hearing aid company, we have seen a decrease in sales of our higher performance, higher priced Natura 2 SE product family and an increase in sales of our lower priced Altair, Tribute and Quartet product families. We acquired seven hearing aid businesses outside the U.S. in 2002, five of which were former distributors. We believe this has significantly strengthened our international sales capability. Our 2002 hearing aid sales increased 28% from 2001 levels in a market that we believe was down 1%.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are based on the selection and application of significant accounting policies, which require management to exercise judgment and make assumptions and estimates. These estimates are based on historical experience and various other assumptions believed reasonable under the circumstances. Actual results could differ materially from these estimates. The following are critical accounting policies, which are more fully described in Note 2 to our consolidated financial statements.

Revenue Recognition

Sales are recognized when (i) products are shipped to the hearing aid dispenser or distributor, with the exception of Australia, where sales are recognized upon acceptance by the hearing aid consumer, (ii) persuasive evidence of an arrangement exists, (iii) title and risk of loss has transferred, (iv) the price is fixed and determinable, (v) contractual obligations have been satisfied and (vi) collectability is reasonably assured. Net sales consist of product sales less a provision for sales returns, which is made at the time of the sale. We generally have a 60-day return policy for hearing aid products and a no return policy for component products. We analyze the rate of historical returns by geography and by product family and model when evaluating the adequacy of the provision and the allowance for sales returns.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly reviewing the aging of our accounts and notes receivable and evaluating individual customer receivables by considering the customer’s financial condition, credit and payment history and current economic situation.

Warranty Costs

Our products are sold with warranties that require us to remedy deficiencies in quality or performance over a specified period of time, which range from one to three years. We analyze the amount of historical warranty by product family and model when evaluating the adequacy of the reserve. Warranty costs are mainly affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the warranty reserve would be required.

Inventory Impairment

In assessing the realization of inventories, we are required to make judgments as to future demand requirements and compare these with current and committed inventory levels. Our inventory requirements change based on ourprojected customer demand, which changes due to market conditions, technological and product life cycle changes and longer or shorter than expected usage periods.

Long-lived Asset Impairment

We have significant acquisition related intangible assets. We performed an impairment assessment of our (i) goodwill and indefinite-lived intangible assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and (ii) definite-lived intangible assets and other long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” during the fourth quarter 2002 and determined that no impairment existed. If forecasts used to support the realizability of our long-lived assets change in the future, impairment charges could result that would adversely affect our results of operations and financial condition.

RESULTS OF OPERATIONS — 2002 COMPARED WITH 2001

Net Sales. Net sales consist of product sales less a provision for sales returns, which is made at the time of sale. We divide our sales into two categories: hearing aid sales, which include our Natura 2 SE, Altair, Tribute, Quartet and Adesso hearing aids; and component sales, which include sales of our DSP chip to other hearing aid manufacturers. Net sales in 2002 and 2001 were comprised of:

	2002	2001	% Change

Hearing aids sales:
North America	$39,697	$37,556	6%
Europe	14,209	8,904	60
Rest-of-world	13,156	5,776	128

Hearing aid sales	67,062	52,236	28
Component sales	956	5,031	(81)

Net sales	$68,018	$57,267	19%

Net sales increased 19% from $57,267 in 2001 to $68,018 in 2002, and hearing aid sales increased 28% from $52,236 in 2001 to $67,062 in 2002. By geography, hearing aid sales in North America of $39,697 in 2002 increased 6% from 2001 sales of $37,556 principally due to sales of our lower priced Tribute product family and Adesso product, both of which were introduced in the first quarter 2002, and the acquisition of two companies in Canada in the second quarter 2002. U.S. sales increased 3% from 2001 to 2002. European hearing aid sales of $14,209 in 2002 increased 60% from 2001 sales of $8,904, and were aided by our 2002 acquisitions of distribution operations in Denmark, the U.K., Switzerland, Austria and the Netherlands. These acquisitions have allowed us to gain synergies in the distribution process and expanded our capabilities to deliver a full line of Sonic Innovations’ products in these countries. Rest-of-world hearing aid sales of $13,156 in 2002 increased 128% from 2001 sales of $5,776. Rest-of-world sales in 2002 included a full year of our Australian business which was acquired in July 2001. In addition, Australian sales in 2002 benefited from the success of our lower-priced Quartet product family, which we introduced in late 2001 in that market.

We now have a three-tiered product family strategy in North America with our Natura 2 SE, Altair and Tribute product families. Outside the U.S., we sell the Quartet product family at or near the price for Tribute. Our lower priced product families, Quartet, which was introduced in late 2001, and Tribute, which was introduced in the first quarter 2002, are becoming increasingly important to our sales effort, as relatively weak economies continue to cause consumers to seek lower priced hearing aids. The shift to lower priced products reduces our overall average selling price, which puts pressure on gross margin. Offsetting this somewhat are lower sales return rates experienced for our lower priced custom products.

Component sales were $956 in 2002, a decrease from $5,031 in 2001. The majority of the sales reduction resulted from discontinuing sales to Starkey Laboratories, to which we had sales of $3,900 in 2001. Component sales are no longer significant to our business.

We generally have a 60-day return policy for our hearing aids. Sales returns were $16,300 and $15,726 in 2002 and 2001, respectively. Sales returns as a percentage of hearing aid sales improved from 21.5% in 2001 to 19.3% in 2002 for a number of reasons. We had a higher percentage of net sales outside the U.S. in 2002 and return rates are considerably lower outside the U.S. In addition, our lower priced Altair and Tribute product families have experienced a lower return rate than our higher priced Natura 2 SE family. Generally, in the hearing aid business, the higher the price of the hearing aid, the greater the rate at which it is returned. Furthermore, we have implemented improved manufacturing techniques and better programming software for fitting the aid. Finally, customers have become more experienced with our products. We believe that the hearing aid industry, particularly in the U.S., experiences a high level of product returns due to factors such as statutorily required liberal return policies and product performance that is inconsistent with hearing impaired consumers’ expectations.

Gross Profit. The following table presents our gross profit and the percentage of gross profit to net sales:

	2002	2001

Gross profit	$35,421	$26,018
Gross margin	52.1%	45.4%

Increased gross margin in 2002 principally resulted from reduced purchased component costs, reduced outsourcing and contracting costs, expiration of a royalty license in late 2001, improved labor utilization and manufacturing structure, and better absorption of overhead as a result of higher unit volume, as well as the incremental margin derived from the acquisition of several of our distributors. This margin improvement was achieved in an environment of a declining overall average selling price due to product mix shift toward lower priced products and, to a lesser extent, price competition. Cost of sales primarily consists of manufacturing costs, royalty expenses, quality costs

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS
OF FINANCIAL  CONDITION  AND  RESULTS  OF  OPERATIONS,  CONTINUED

and costs associated with product remakes and repairs (warranty). The warranty period ranges from one to three years for hearing aids. Warranty costs increased by 15% from $2,718 in 2001 to $3,115 in 2002, primarily as a result of our increased sales volume. Warranty costs per unit decreased in 2002 due to decreased purchase component costs and higher volume in our repair facility. Further gross margin expansion in 2003 will only be possible if the full year effect of incremental gross margin from acquisitions made in 2002, cost saving initiatives implemented in 2002, and 2003 cost saving initiatives and programs to reduce product repair costs and returns are sufficient to offset the expected continuation of the decline in our overall average selling price due to product mix shift issues and price competition.

Selling, General and Administrative. Selling, general and administrative expense primarily consists of wages and benefits for sales and marketing personnel, sales commissions, promotions and advertising, marketing support and administrative expenses. Selling, general and administrative expense was $28,148, or 41.4% of net sales, in 2002, an increase of $4,186 (17%) from selling, general and administrative expense of $23,962, or 41.8% of net sales, in 2001. This increase was mainly the result of acquisitions made during 2002 in Canada, Denmark, the U.K., Switzerland, Austria and the Netherlands, and more importantly the effect of a full year of owning our Australian business, which we purchased in July 2001. Excluding the effect of acquisitions, selling, general and administrative expense in 2002 decreased by $1,515 from 2001 levels primarily as a result of fourth quarter 2001 cost reduction initiatives in the U.S. and Europe.

We expect sales and marketing expense to increase in 2003 as we incur a full year of operations of businesses acquired in 2002, continue to expand our direct sales force, add new customers, expand our product offerings and product and promotional materials, pursue branding and advertising campaigns and incur additional costs related to the anticipated growth of our business. As a result, in 2003, we expect selling, general and administrative expense to increase in dollars, although not necessarily as a percentage of sales. Sales and marketing expenses may also vary considerably from quarter to quarter as a result of the timing of our tradeshows and promotional and advertising campaigns.

Research and Development. Research and development expense primarily consists of wages and benefits for research, development, engineering, regulatory and clinical personnel, and also includes consulting, intellectual property, clinical study and engineering support costs. Research and development expense was $8,300, or 12.2% of net sales, in 2002, a decrease of $757 (8%) from research and development expense of $9,057, or 15.8% of net sales, in 2001. The decrease was mainly the result of a fourth quarter 2001 cost reduction initiative mainly related to headcount reductions in the U.S. We are making continual efforts to improve our existing products as well as to develop new products because we believe that new and better products are critical to our long-term success. Therefore, we expect research and development expense to increase in dollars in 2003 as we design and develop new products and contract certain advanced integrated circuit design and development to a third-party vendor.

Stock-based Compensation. Deferred stock-based compensation represents the difference between the exercise price and the deemed fair value of our common stock on the grant date for stock options granted in the one-year period preceding the initial filing of our Initial Public Offering (“IPO”) and is being amortized over the vesting periods of the individual stock options, periodically adjusted for employee separations. For 2002 and 2001, $351 and $727, respectively was amortized as stock-based compensation expense. The unamortized balance of $156 as of December 31, 2002 is expected to be amortized as follows: 2003–$120; 2004–$26; and 2005–$10, but will decrease if any of the related stock options are forfeited prior to vesting.

Other Income. Other income was $1,476 in 2002 compared to $2,093 in 2001. The reduction principally resulted from a decrease in interest income and other from $2,268 in 2001 to $982 in 2002 mainly due to lower cash and marketable securities balances and significantly lower interest rates. The decrease in interest income was offset somewhat by foreign currency exchange gains of $527 in 2002, versus losses of $66 in 2001. In 2002, foreign currency exchange gains resulted from the effect of the weakening U.S. dollar on the intercompany balances between our U.S. parent company and our non-U.S. subsidiaries.

Provision for Income Taxes. We recorded our first ever income tax provision in 2002 of $66, based on our profitability in certain countries outside the U.S. We have substantial net operating loss (NOL) carry-forwards in the U.S. and smaller NOL carry-forwards in several foreign countries.

RESULTS OF OPERATIONS — 2001 COMPARED WITH 2000

Net Sales. Net sales of $57,267 in 2001 increased $5,607 (11%) from net sales of $51,660 in 2000. Net sales in 2001 and 2000 were comprised of:

	2001	2000	% Change

Hearing aids sales:
North America	$37,556	$25,782	46%
Europe	8,904	7,531	18
Rest-of-world	5,776	2,060	180

Hearing aid sales	52,236	35,373	48
Component sales	5,031	16,287	(69)

Net sales	$57,267	$51,660	11%

Hearing aid sales in 2001 benefited from the introduction of our Altair product line in late 2000 and directional in-the-ear (ITE) and behind-the-ear (BTE) products in the third quarter of 2001. U.S. unit volume increased by 60% in 2001, driven primarily by Altair, which represented 26% of all U.S. unit sales in 2001. Partially offsetting the unit volume increase was a reduction in selling prices in the U.S., which ranged from 3% to 10% depending upon model type. Selling prices decreased as a result of competitive pricing and introductions of lower priced digital hearing aids by our competitors, as well as the growth in our sales to audiology clinic consolidators who generally receive lower prices due to their volume purchases. Although hearing aid sales in Europe increased by 18% in 2001, they were negatively impacted by the loss of our Spanish and Swiss distributors. Hearing aid sales in 2001 for the rest-of-world included $4,028 from our Australian subsidiary, which we acquired in July 2001. This was offset somewhat by reduced orders from our Japanese distributor, Hoya Healthcare. Component sales were $5,031 in 2001, down from $16,287 in 2000. The majority of the decrease resulted from reductions in sales to Starkey Laboratories, which were $3,900 in 2001 compared to $12,274 in 2000, and Rion, which were $871 in 2001 compared to $4,011 in 2000. Sales returns were $15,726 and $12,928 in 2001 and 2000, respectively.

Sales returns as a percentage of hearing aid sales improved from 23.6% in 2000 to 21.5% in 2001 because our second generation Natura product family, Natura 2 SE, was an improvement over the first generation and our lower priced Altair line had a lower return rate than our higher priced Natura 2 SE line.

Gross Profit. The following table presents our gross profit and the percentage of gross profit to net sales:

	2001	2000

Gross profit	$26,018	$25,473
Gross margin	45.4%	49.3%

Cost of sales was $31,249 in 2001, an increase of $5,062 (19%) from cost of sales of $26,187 in 2000. The increase was primarily due to the increase in net sales. Gross margin decreased to 45.4% in 2001 from 49.3% in 2000 primarily due to significantly reduced sales of higher margin components. This was partially offset by increased margin on hearing aid sales as a result of manufacturing efficiencies in labor processes, higher unit volume resulting in better absorption of fixed overhead, and expiration of a royalty expense in the fourth quarter of 2001. Warranty costs increased from $1,930 in 2000 to $2,718 in 2001 primarily as a result of our increased sales volume.

Selling, General and Administrative. Selling, general and administrative expense was $23,962, or 41.8% of net sales, in 2001, an increase of $4,536 (23%) from selling, general and administrative expense of $19,426, or 37.6% of net sales, in 2000. This increase was mainly the result of the July 2001 acquisition of our Australian business, costs associated with adding new customers, additional direct sales headcount in the U.S. and new marketing programs.

Research and Development. Research and development expense was $9,057, or 15.8% of net sales, in 2001, an increase of $1,124 (14%) from research and development expense of $7,933, or 15.4% of net sales, in 2000. The increase in dollars was primarily due to additional development headcount, increased consulting expenses, costs of developing our Adesso product and expenses related to the continuing development of our next generation DSP chip.

Stock-based Compensation. In 2001 and 2000, $727 and $1,865, respectively was amortized as stock-based compensation expense.

Other Income. Other income was $2,093 in 2001 compared to $506 in 2000. Interest income and other of $2,268 in 2001 and $2,235 in 2000 resulted from investing the IPO proceeds that were received in May 2000. The slight increase in 2001 was due to investing the proceeds for a full twelve months in 2001, offset by lower interest rates in 2001 and a lower cash and marketable securities balance due primarily to our Australian acquisition and our stock buyback program. Interest expense decreased from $227 in 2000 to $109 in 2001 as a result of debt principal repayments. Imputed interest expense and beneficial conversion charges of $1,243 in 2000 did not recur in 2001.

MANAGEMENT’S  DISCUSSION  AND ANALYSIS
OF  FINANCIAL CONDITION  AND  RESULTS  OF  OPERATIONS,  CONTINUED

Income Tax Provision. We generated operating losses in 2001 and 2000 and no provision or benefit for income taxes was recorded.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $681 in 2002. Positive cash flow items included our net income of $32, which included depreciation of amortization of $2,019, a decrease in accounts receivable mainly due to increased collections of $1,429 and a decrease in inventories mainly due to better inventory management of $801. These positive cash flow items more than offset cash used to reduce accounts payable and accrued expenses and less cash received from items accounted for as deferred revenue totaling $3,375. Net cash provided by operating activities of $3,437 in 2001 resulted principally from a decrease in accounts receivable mainly due to increased collections of $3,208 and a decrease in inventories mainly due to better inventory management of $2,048. These positive cash flow changes more than offset the net loss of $5,635, which included $2,760 of non-cash expenses related to depreciation, amortization, stock-based compensation and foreign currency losses. Net cash used in operating activities of $7,117 in 2000 resulted mainly from the net loss of $3,245, and increases in accounts receivable of $5,211 and inventories of $5,111, which resulted from the growth of our business. These negative cash flow items were offset somewhat by increases in accounts payable, accrued expenses and deferred revenue to support the growth of our business of $2,891 and non-cash expenses of $4,891.

Net cash used in investing activities of $1,449 in 2002 resulted from cash paid for seven acquisitions of hearing aid businesses outside the U.S. of $7,511, purchases of property and equipment of $2,146 and an increase in other assets pertaining mainly to customer advances of $1,798. These cash outflows were substantially offset by net proceeds from the maturity of marketable securities of $10,006. Net cash provided by investing activities of $5,586 in 2001 resulted from net proceeds from the maturity of marketable securities of $13,021, offset somewhat by cash paid for our Australian business of $5,143, purchases of property and equipment of $1,567 and investments and advances of $725. Net cash used in investing activities of $46,912 in 2000 resulted from net purchases of marketable securities of $44,898 and purchases of property and equipment of $2,014.

Net cash provided by financing activities of $140 in 2002 resulted from proceeds from stock option exercises and shares issued under our employee stock purchase plan of $1,147, substantially offset by repayment of long-term principal obligations of $349 and purchases of common stock for treasury of $658. During 2002 and 2001, we repurchased a total of 874,000 shares of our common stock under a share repurchase program which authorized up to a total of 1,000,000 shares to be repurchased by March 31, 2002. Net cash used in financing activities of $2,355 in 2001 resulted from purchases of common stock for treasury of $2,745 and repayment of long-term principal obligations of $377, offset somewhat by receipt of proceeds from stock option exercises and shares issued under our employee stock purchase plan of $767. Net cash provided by financing activities of $55,284 in 2000 resulted mainly from our IPO, which generated proceeds, net of expenses, of $52,299.

Our cash and marketable securities, including long-term marketable securities, totaled $35,561 as of December 31, 2002. We expect to experience growth in our operating expenses in order to execute our business plan. We expect that these increasing operating expenses, together with capital expenditures necessary to improve our manufacturing and development capabilities, will constitute a significant use of our cash for at least the next twelve months. In addition, we may use cash to fund acquisitions of complimentary businesses and technologies and to repurchase our common stock from time to time. We believe that our cash balance will be adequate to meet our working capital and investment requirements in 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. We generally invest our cash in money market funds and corporate debt securities that are subject to minimal credit and market risk considering that they are short-term (expected maturities of 18 months or less from date of purchase) and provided that we hold them to maturity, which is our intention. The interest rates on our customer advances and capital lease obligations approximates the market rates for comparable instruments and are fixed. We believe the market risks associated with these financial instruments are minimal.

Foreign Currency Risk. We face foreign currency risks primarily as a result of the revenues we receive from sales made outside the U.S. and from intercompany account balances between our U.S. parent and our international subsidiaries. In 2002, approximately 39% of our net sales and 31% of our operating expenses were denominated in currencies other than the U.S. dollar. Inventory purchases were transacted primarily in U.S. dollars. The local currency of each foreign subsidiary is considered the functional currency, and revenue and expenses are translated at average exchange rates for the reported periods. Therefore, our foreign sales and expenses will be higher in a period in which there is a weakening of the U.S. dollar and will be lower in a period in which there is a strengthening of the U.S. dollar. The Australian dollar, Euro, Canadian dollar, British Pound Sterling and Danish Kroner are our most significant foreign currencies. Given the uncertainty of exchange rate fluctuations and the varying performance of our foreign subsidiaries, we cannot estimate the affect of these fluctuations on our future business, results of operations or financial condition. Fluctuations in the exchange rates between the U.S. dollar and other currencies could effectively increase or decrease the selling prices of our products in international markets where the prices of our products are denominated in U.S. dollars. We regularly monitor our foreign currency risks and may take measures to reduce the impact of foreign exchange fluctuations on our operating results. To date, we have not used derivative financial instruments for hedging, trading or speculating on foreign currency exchange. Average currency exchange rates to convert one U.S. dollar into each local currency for which we have more than $5,000 in net sales in 2002 were as follows:

	2002	2001	2000

Australian dollar	1.84	1.93	1.73
Euro	1.06	1.12	1.09

Commitments. Our material commitments include the following:

Operating Leases. Future minimum lease payments under noncancelable leases for various equipment and office space as of December 31, 2002 were as follows: 2003–$2,511; 2004–$1,714; 2005–$976; 2006–$486; 2007–$263; and thereafter–$151.

Supplier Purchase Commitment. Future minimum payments under a noncancelable agreement with our supplier of integrated circuits as of December 31, 2002 were as follows: 2003–$1,650; and 2004–$1,800.

Recent Accounting Pronouncements. Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon settlement of the liability, the entity records either a gain or loss. We have adopted SFAS No. 143 with no material impact on our results of operations and financial position.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” requires that all long-lived assets, excluding goodwill and indefinite-lived intangible assets, be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. We have adopted SFAS No. 144 with no material impact on our results of operations and financial position.

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. We have adopted SFAS No. 145 with no material impact on our results of operations and financial position.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” requires a liability to be recorded for costs associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Under previous accounting rules, if a company’s management approved an exit plan, the company generally could record the costs of that plan as a liability on the approval date, even if the company did not incur the costs until a later date. We adopted SFAS No. 146 on January 1, 2003 with no material impact on our results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amends SFAS No. 123 “Accounting for Stock-Based Compensation,” and gives companies electing to expense employee stock options three methods to do so. We have elected to continue using the intrinsic value method of accounting for stock-based compensation. Therefore, SFAS No. 148 will not have any effect on our results of operations and financial position.

In November 2002, the FASB issued Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others,” (“FIN 45”), which requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee. We do not expect the adoption of FIN 45 to have a material impact on our results of operations and financial position.

In January 2003, the FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (“FIN 46”), which addresses the consolidation by business enterprises of variable interest entities as defined therein. We do not expect the adoption of FIN 46 to have a material impact on our results of operations and financial position.

CONSOLIDATED BALANCE SHEETS

In thousands, except per share data

December 31,	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$13,690	$13,929
Marketable securities	16,255	21,555
Accounts receivable, net	8,208	7,044
Inventories	6,485	6,075
Prepaid expenses and other	1,809	938

Total current assets	46,447	49,541

Long-term marketable securities	5,616	10,322

Property and equipment:
Machinery and equipment	5,372	4,111
Computer equipment	3,429	3,046
Furniture and office equipment	4,324	3,815
Leasehold improvements	324	297

	13,449	11,269
Less accumulated depreciation and amortization	(7,587)	(6,349)

Property and equipment, net	5,862	4,920
Goodwill and indefinite-lived intangible assets	13,311	4,206
Definite-lived intangible assets, net	1,609	1,239
Other assets	1,901	628

Total assets	$74,746	$70,856

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligation	$102	$349
Accounts payable	4,111	4,553
Accrued payroll and related expenses	2,890	2,406
Reserve for warranty	3,613	2,347
Deferred revenue	1,809	1,210
Other accrued liabilities	2,376	2,725

Total current liabilities	14,901	13,590

Capital lease obligations, net of current portion	—	102

Total liabilities	14,901	13,692

Commitments and contingencies (Notes 3 and 9)

Shareholders’ equity:
Common stock, $0.001par value; 70,000 shares authorized; 20,686 and 20,121 shares outstanding, respectively	21	20
Additional paid-in capital	113,434	112,288
Deferred stock-based compensation	(156)	(507)
Accumulated deficit	(51,584)	(51,616)
Accumulated other comprehensive income (loss)	1,533	(276)
Treasury stock, at cost; 874 and 730 shares, respectively	(3,403)	(2,745)

Total shareholders’ equity	59,845	57,164

Total liabilities and shareholders’ equity	$74,746	$70,856

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

Years ended December 31,	2002	2001	2000

Net sales	$68,018	$57,267	$51,660
Cost of sales	32,597	31,249	26,187

Gross profit	35,421	26,018	25,473

Selling, general and administrative expense	28,148	23,962	19,426
Research and development expense	8,300	9,057	7,933
Stock-based compensation expense	351	727	1,865

Operating loss	(1,378)	(7,728)	(3,751)
Other income, net	1,476	2,093	506

Income (loss) before income taxes	98	(5,635)	(3,245)
Provision for income taxes	66	—	—

Net income (loss)	32	(5,635)	(3,245)
Accretion on mandatorily redeemable convertible preferred stock	—	—	(959)

Net income (loss) attributable to common shareholders	$32	$(5,635)	$(4,204)

Earnings (loss) per common share:
Basic	$0.00	$(0.28)	$(0.31)

Diluted	$0.00	$(0.28)	$(0.31)

Weighted average number of common shares outstanding:
Basic	19,595	19,822	13,479

Diluted	20,869	19,822	13,479

Stock-based compensation expense allocable to each caption:
Cost of sales	$16	$33	$86
Selling, general and administrative expense	287	595	1,527
Research and development expense	48	99	252

Stock-based compensation expense	$351	$727	$1,865

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)

In thousands
	Preferred Stock	Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity

		Shares	Amount

Balance, December 31, 1999	$342	1,449	$1	$6,257	$(3,613)	$(41,777)	$(11)	$—	$(38,801)
Comprehensive loss:
Net loss	—	—	—	—	—	(3,245)	—	—	(3,245)
Foreign currency translation adjustment	—	—	—	—	—	—	(44)	—	(44)

Comprehensive loss									(3,289)

Exercise of stock options and warrants and employee stock purchase plan issuances	—	585	1	921	—	—	—	—	922
Shares issued	—	9	—	113	—	—	—	—	113
Preferred stock accretion	—	—	—	—	—	(959)	—	—	(959)
Conversion of preferred stock	(342)	12,533	13	37,417	—	—	—	—	37,088
Conversion of convertible notes	—	1,096	1	15,103	—	—	—	—	15,104
Initial public offering, net of costs	—	4,140	4	52,224	—	—	—	—	52,228
Stock-based compensation	—	—	—	(402)	2,267	—	—	—	1,865

Balance, December 31, 2000	—	19,812	20	111,633	(1,346)	(45,981)	(55)	—	64,271
Comprehensive loss:
Net loss	—	—	—	—	—	(5,635)	—	—	(5,635)
Foreign currency translation adjustment	—	—	—	—	—	—	(221)	—	(221)

Comprehensive loss									(5,856)

Exercise of stock options and employee stock purchase plan issuances	—	309	—	767	—	—	—	—	767
Treasury stock purchases, 730 shares	—	—	—	—	—	—	—	(2,745)	(2,745)
Stock-based compensation	—	—	—	(112)	839	—	—	—	727

Balance, December 31, 2001	—	20,121	20	112,288	(507)	(51,616)	(276)	(2,745)	57,164
Comprehensive income:
Net income	—	—	—	—	—	32	—	—	32
Foreign currency translation adjustment	—	—	—	—	—	—	1,809	—	1,809

Comprehensive income									1,841

Exercise of stock options and warrant and employee stock purchase plan issuances	—	565	1	1,146	—	—	—	—	1,147
Treasury stock purchases, 144 shares	—	—	—	—	—	—	—	(658)	(658)
Stock-based compensation	—	—	—	—	351	—	—	—	351

Balance, December 31, 2002	$—	20,686	$21	$113,434	$(156)	$(51,584)	$1,533	$(3,403)	$59,845

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

Years ended December 31,	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$32	$(5,635)	$(3,245)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,019	1,967	1,524
Imputed interest expense and beneficial conversion charges	—	—	1,243
Stock-based compensation	351	727	1,865
Foreign currency (gain) loss	(527)	66	259
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	1,429	3,208	(5,211)
Inventories	801	2,048	(5,111)
Prepaid expenses and other	32	(251)	(180)
Other assets	(81)	638	(1,152)
Accounts payable, accrued expenses and deferred revenue	(3,375)	669	2,891

Net cash provided by (used in) operating activities	681	3,437	(7,117)

Cash flows from investing activities:
Acquisitions, net of cash acquired	(7,511)	(5,143)	—
Purchase of property and equipment, net of effect of acquisitions	(2,146)	(1,567)	(2,014)
Investments and advances	(1,798)	(725)	—
Purchase of marketable securities	(70,301)	(42,864)	(48,970)
Proceeds from sale or maturity of marketable securities	80,307	55,885	4,072

Net cash provided by (used in) investing activities	(1,449)	5,586	(46,912)

Cash flows from financing activities:
Proceeds from exercise of stock options and employee stock purchase plan issuances	1,147	767	922
Proceeds from issuance of convertible promissory notes	—	—	6,000
Line of credit payments, net	—	—	(1,966)
Principal payments on long-term obligations	(349)	(377)	(1,971)
Proceeds from initial public offering, net of offering costs	—	—	52,299
Purchase of common stock for treasury	(658)	(2,745)	—

Net cash provided by (used in) financing activities	140	(2,355)	55,284

Effect of exchange rate changes on cash and cash equivalents	389	(51)	118

Net increase (decrease) in cash and cash equivalents	(239)	6,617	1,373
Cash and cash equivalents, beginning of the year	13,929	7,312	5,939

Cash and cash equivalents, end of the year	$13,690	$13,929	$7,312

Supplemental cash flow information:
Cash paid during the year for interest	$35	$78	$217

Supplemental disclosure of non-cash financing and investing activities:
Preferred stock accretion	$—	$—	$959
Conversion of convertible promissory notes	—	—	15,104
Conversion of preferred stock	—	—	37,430

Supplemental disclosure of acquisition activity:
Fair value of assets acquired	$13,411	$6,630	$—
Liabilities assumed	4,695	1,478	—

Net cash paid	8,716	5,152	—
Cash acquired	1,205	9	—

Acquisitions, net of cash acquired	$7,511	$5,143	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except share data

NOTE 1         NATURE OF OPERATIONS

Sonic Innovations, Inc. (the “Company”) designs, develops, manufacturers and markets advanced digital hearing aids that are intended to provide the highest levels of satisfaction for hearing impaired customers. Capitalizing on an advanced understanding of human hearing, the Company has developed patented digital signal processing (“DSP”) technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. In the U.S., Denmark, England, Austria, Switzerland, Canada and the Netherlands, the Company sells finished hearing aids principally to hearing care professionals. In other parts of the world, the Company sells finished hearing aids and hearing aid kits principally to distributors, except in Australia where hearing aids are also sold on a retail basis to the hearing impaired consumer. The Company occasionally sells hearing aid components to other hearing aid manufacturers.

NOTE 2         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Sonic Innovations, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Concentrations of Credit Risk. Sales are recognized when (i) products are shipped, except for retail sales in Australia, which are recognized upon acceptance by the hearing impaired consumer, (ii) persuasive evidence of an arrangement exists, (iii) title and risk of loss has transferred, (iv) the price is fixed and determinable, (v) contractual obligations have been satisfied and (vi) collectability is reasonably assured. Net sales consist of product sales less provisions for sales returns which are made at the time of sale. The Company generally has a 60-day return policy for its hearing aid products and a no return policy for its component products. Sales returns were $16,300, $15,726 and $12,928, in 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, allowances for sales returns of $2,629 and $2,925, respectively were reflected as reductions in accounts receivable. Revenues related to sales of extended warranties are deferred and recognized on a straight-line basis over the warranty period.

The Company performs ongoing credit evaluations of its customers and provides for doubtful accounts. As of December 31, 2002 and 2001, allowances for doubtful accounts were $930 and $1,196, respectively. The Company had two customers over the past three years which presented a concentration of credit risk. One customer comprised 7%, 10% and 3% of net sales in 2002, 2001 and 2000, respectively and 7% and 9% of gross accounts receivable at December 31, 2002 and 2001, respectively. The other customer comprised 0%, 7% and 24% of net sales in 2002, 2001 and 2000, respectively.

Advances to customers are presented at their net realizable value. The Company discontinues the accrual of interest income when a loan is determined to be non-performing. If allowances are required against customer advances, they are recorded as reductions in net sales at the time an advance is deemed uncollectible.

Warranty Costs. The Company provides for the cost of remaking and repairing products under warranty at the time of sale. These costs are included in cost of sales. The warranty period is generally one to three years for hearing aid products and 30 to 120 days for component products. We analyze the amount of historical warranty by product family and model when evaluating the adequacy of the reserve. Because of the length of the warranty period, adjustments to the originally recorded provisions may be necessary from time to time. Warranty costs were $3,115, $2,718 and $1,930 in 2002, 2001 and 2000, respectively. Warranty provisions were $3,517, $3,836 and $2,795 in 2002, 2001 and 2000, respectively.

Cash and Cash Equivalents. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2002 and 2001, cash equivalents consisted of certificates of deposit and money market funds totaling $9,080 and $12,740, respectively.

Marketable Securities. The Company designates the classification of its marketable securities at the time of purchase and re-evaluates this designation as of each balance sheet date. As of December 31, 2002, the Company’s investment portfolio consisted of corporate debt securities classified as held-to-maturity and was presented at its amortized cost, which approximated market value. The amortized cost of corporate debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. The Company’s investment policy is to purchase debt securities with (i) anticipated maturity dates of 18 months or less from the date of purchase and (ii) minimum ratings of A-1 from Standard & Poor’s and P-1 from Moody’s.

Inventories. Inventories are stated at the lower of cost or market value using the first-in, first-out (“FIFO”) method. Inventories as of December 31, 2002 and 2001 consisted of the following:

	2002	2001

Raw materials	$1,480	$1,239
Components	1,352	2,117
Work in progress	165	206
Finished goods	3,488	2,513

Total	$6,485	$6,075

Provision is made to reduce excess and obsolete inventories to their estimated net realizable values. As of December 31, 2002 and 2001, reserves for excess and obsolete inventories were $1,111 and $774, respectively.

Purchase Commitments. The Company reviews its firm purchase commitments at each reporting date to determine if commitments are at prices in excess of net realizable value. To the extent such commitments exceed net realizable value, the Company’s policy is to recognize a loss in the period in which an impairment in value becomes evident. There were no such losses recognized in 2002, 2001 and 2000.

Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of 7 years for furniture and fixtures and 3 to 5 years for machinery and equipment. Leasehold improvements are amortized over the lease term of up to 5 years. Upon the retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts. The resulting gain or loss is included in net income (loss). Major renewals and betterments are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets. Long-lived tangible assets and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset group and its eventual disposition. Measurement of an impairment loss for such assets is based on the fair value of the asset.

Goodwill and Indefinite-Lived Intangible Assets. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” prohibits the amortization of goodwill and certain intangible assets that are deemed to have indefinite lives. Goodwill and indefinite-lived intangibles are required to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. The Company adopted SFAS No. 142 with its first acquisition in July 2001. Based on impairment tests performed on each of the Company’s acquired operations, there was no impairment of goodwill or indefinite-lived assets in either 2002 or 2001. The Company has chosen to perform annual impairment testing in the fourth quarter of each year. There can be no assurance that future impairment tests will not result in an impairment charge to earnings.

Patent Costs. During 2002, 2001 and 2000, the Company expensed direct costs associated with obtaining and filing patents of $272, $253 and $331, respectively.

Fair Value of Financial Instruments. The Company’s financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and a capital lease obligation. The carrying amounts of the financial instruments approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Foreign Currency Translation. The accounts of the Company’s subsidiaries are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in other income (expense).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS , CONTINUED

Research and Development. Research and development costs, which include basic research, development of useful ideas into new products, continuing support and enhancement of existing products and regulatory and clinical activities, are expensed as incurred.

Advertising. Advertising costs are expensed as incurred. Advertising costs for 2002, 2001 and 2000 were $2,605, $1,822 and $2,679, respectively.

Earnings (Loss) Per Share. Basic earnings (loss) per share is calculated based upon the weighted average shares of common stock outstanding during the period. Diluted earnings (loss) per share is calculated based upon the weighted average shares of common stock outstanding, plus the dilutive effect of common stock equivalents calculated using the treasury stock method. Dilutive common stock equivalents in 2002 consisted of 1,273,619 shares pertaining to 2,978,695 stock options. Antidilutive common stock equivalents, consisting of stock options and warrants, of 1,548,439, 3,580,994 and 3,009,351 in 2002, 2001 and 2000, respectively were excluded from diluted earnings (loss) per share calculations.

Reclassifications. Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications did not impact previously reported total assets, liabilities, shareholders’ equity or net loss.

Stock Option Plans. As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company measures compensation expense for its stock-based compensation plans using the intrinsic method prescribed by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees.” In accordance with SFAS No. 123, the Company has provided in Note 11 the pro forma disclosures of the effect on net income (loss) and earnings (loss) per share as if SFAS No. 123 had been applied in measuring compensation expense for all periods presented.

Comprehensive Income. The Company computes comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for the reporting and presentation of other comprehensive income and its components in the financial statements. Other comprehensive income includes net income (loss) plus the results of certain shareholders’ equity changes not reflected in the statements of operations. The Company’s comprehensive income (loss) consisted of changes in foreign currency translation adjustments, which were not adjusted for income taxes as they relate to specific indefinite investments in international subsidiaries.

New Accounting Pronouncements. SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” requires a liability to be recorded for costs associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the entity to transfer or use assets (i.e., when an event leaves the company little or no discretion to avoid transferring or using the assets in the future). Under previous accounting rules, if a company’s management approved an exit plan, the company generally could record the costs of that plan as a liability on the approval date, even if the company did not incur the costs until a later date. Under SFAS No. 146, some of those costs might qualify for immediate recognition, while others might be recorded during one or more future periods. The Company adopted SFAS No. 146 on January 1, 2003 with no material impact on its results of operations and financial position.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amends SFAS No. 123 “Accounting for Stock-Based Compensation,” and gives companies electing to expense employee stock options three methods to do so. In addition, the statement amends the disclosure requirements to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. The Company has elected to continue using the intrinsic value method of accounting for stock-based compensation. Therefore, SFAS No. 148 will not have any effect on the Company’s results of operations and financial position. See Note 11 for additional disclosures regarding stock-based compensation.

In November 2002, the FASB issued Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others,” (“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material impact on its results of operations and financial position.

In January 2003, the FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (“FIN 46”), which addresses the consolidation by business enterprises of variable interest entities as defined therein and applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on its results of operations and financial position.

NOTE 3         ACQUISITIONS

The Company acquired seven hearing aid businesses outside the U.S. in 2002 for a total cash purchase price of $8,716, including expenses. The Company acquired one hearing aid business outside the U.S. in 2001 for a total cash purchase price of $5,152, including expenses. In addition, if certain financial milestones are achieved by some of these businesses over a two-year period, the Company is committed to pay up to an additional $1,876 in purchase price. One milestone was achieved for 2002 and $350 was accrued in other accrued liabilities as of December 31, 2002. Six of these businesses were existing distributors of the Company’s products. The acquisitions were accounted for as purchases in accordance with SFAS No. 141 “Business Combinations.” The purchase prices of these businesses have been allocated to the net assets acquired based primarily on independent valuations. The following table sets forth the allocation of the aggregate purchase price of the acquired businesses:

	2002	2001

Current assets	$4,555	$1,394
Property and equipment	404	993
Other assets	53	37
Goodwill	7,834	—
Indefinite-lived intangible assets	—	4,206
Definite-lived intangible assets	565	—
Current liabilities	(4,695)	(1,478)

Total	$8,716	$5,152

Goodwill represents the excess purchase prices over the net identifiable assets acquired in the Company’s various acquisitions. Indefinite-lived intangible assets represent the value of a continuous arrangement to supply hearing aids to the Australian government.

NOTE 4         DEFINITE-LIVED INTANGIBLE ASSETS

Definite-lived intangible assets as of December 31, 2002 and 2001 consisted of the following:

	2002	2001

Technology licenses	$1,425	$1,450
Other definite-lived assets	610	—

	2,035	1,450
Accumulated amortization	(426)	(211)

Total	$1,609	$1,239

Technology licenses relate to agreements with (i) a partnership of hearing aid companies to which the Company paid $1,800 for a paid-up license to use the partnership’s technology, and (ii) a private company to which the Company paid $75 for the use of certain materials used in hearing aids. The Company received cash dividends from the partnership of $100 in 2002 and $350 in 2001, which were accounted for as reductions to the technology license asset. The license from the partnership is being amortized over the life of the technology through 2013 and the hearing aid materials license will be amortized over the expected product life commencing with the first sale of products containing such materials. Other definite-lived intangible assets acquired in our acquisitions, including trade names and distribution agreements, were identified by independent valuations as having a separate value and are being amortized over one to five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS , CONTINUED

NOTE 5         OTHER ASSETS

Other assets as of December 31, 2002 and 2001 consisted of the following:

	2002	2001

Investments and advances	$1,707	$465
Other assets	194	163

Total	$1,901	$628

Investments and advances consisted of one investment and one advance to two separate business partners and several advances to customers. The advances are secured by the assets of the business, life insurance policies and/or personal guarantees. The advances bear interest at rates ranging from 5% to 8% and have terms from one to five years. Investments and advances are stated at cost, net of valuation allowances of $110 and $200 at December 31, 2002 and 2001, respectively.

NOTE 6         CAPITAL LEASE OBLIGATIONS

As of December 31, 2002 and 2001, the Company held certain property and equipment with a cost of $973 and $1,207, respectively under a capital lease agreement with a bank and had recorded accumulated amortization of $875 and $939, respectively. Future minimum lease payments under the capital lease obligation as of December 31, 2002 totaled $103, all of which is payable in 2003. The present value of these future minimum lease payments was $102.

NOTE 7         CAPITAL STOCK

Initial Public Offering. The Company filed a registration statement with the Securities and Exchange Commission that became effective on May 1, 2000 and sold 4,140,000 shares at $14.00 per share. The Company received net proceeds of $52,228. In connection with the IPO the following items were converted into common stock:

•          All outstanding convertible preferred stock into 12,532,786 common shares;

•          $4,500 of convertible promissory notes (plus accrued interest) into 336,086 shares of common stock at a conversion price equal to 100% of the IPO price;

•          $7,000 of convertible promissory notes (plus accrued interest) into 545,373 shares of common stock at a conversion price equal to 93% of the IPO price;

•          $3,000 of convertible promissory notes issued on the closing of the IPO into 214,285 shares of common stock at a conversion price equal to 100% of the IPO price; and

•          Outstanding warrants to purchase 203,727 shares of common stock (net of 33,126 shares surrendered in lieu of cash payment of the exercise price for certain warrants) at an exercise price of $3.80 per share.

Reverse Stock Split. In March 2000, the Board approved a 1 for 1.9 reverse stock split for the holders of common and preferred stock. This stock split has been retroactively reflected in the 2000 financial statements.

Preferred Stock. The Company’s certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with terms and preferences designated therein. As of December 31, 2002, no preferred shares were outstanding. All previously outstanding preferred shares were converted to common shares upon the closing of the IPO.

Shareholder Rights Plan. The Company has a shareholder rights plan pursuant to which it declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the holder, under certain circumstances, to purchase common stock of the Company with a value of twice the exercise price of the right. The rights are redeemable by the Company and expire in 2011.

NOTE 8         OTHER INCOME

Other income for 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000

Interest income and other	$982	$2,268	$2,235
Imputed interest expense and beneficial conversion charges	—	—	(1,243)
Interest expense	(33)	(109)	(227)
Foreign currency exchange gain (loss)	527	(66)	(259)

Total	$1,476	$2,093	$506

NOTE 9         COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company leases various equipment and office space under noncancelable operating leases that expire at various dates through 2009. Rental expense for 2002, 2001 and 2000 was $2,233, $1,750 and $1,439, respectively. Future minimum lease payments under noncancelable leases for the next five years and thereafter as of December 31, 2002 totaled $6,101 and were due as follows: 2003–$2,511; 2004–$1,714; 2005–$976; 2006–$486; 2007–$263; and thereafter–$151. Sublease revenue of $118, $263 and $186 in 2002, 2001 and 2000, respectively was netted against lease expense. Future sublease income is expected to be as follows: 2003–$164; and 2004–$112.

Brigham Young University Technology License Agreements. In 1995, the Company entered into a license agreement, as amended in 1996 and 2000, with Brigham Young University (“BYU”). The agreement provides the Company with an exclusive worldwide license to utilize certain patents involving hearing aid signal processing, audio signal processing and hearing compression. The agreement remains in effect until the expiration of the last patent right in 2013 and can be terminated by BYU in the event of circumstances outlined in the agreement. During the term of the agreement, the Company is responsible for the payment of all fees and costs associated with filing and maintaining patent rights. As consideration for the license, the Company issued to BYU 8,724 and 96,843 shares of its common stock in 2000 and 1995, respectively, and paid license fees totaling $580 from 1995 to 2001, after which no further license fees were required. In 1997, the Company entered into a separate license agreement with BYU to utilize certain “noise suppression” technologies owned by BYU. The agreement remains in effect indefinitely, unless terminated by BYU in the event of circumstances outlined in the agreement. As consideration for the license, the Company is required to make royalty payments to BYU in the amount of 0.5% of the adjusted gross sales of the licensed products sold or otherwise transferred to an end user. Royalty payments are to be paid as long as the Company uses this technology. This agreement may be terminated without cancellation fees. Royalties paid under this agreement of $160, $139 and $116 in 2002, 2001 and 2000, respectively were recorded in cost of sales.

K/S HIMPP License Agreement. In 1998, the Company entered into a license agreement with K/S HIMPP, a Danish partnership, whereby the Company licensed rights to use technology covered by approximately 200 patents owned by K/S HIMPP that are considered essential for the sale of programmable hearing aids. In connection with that agreement, the Company was required to pay a royalty equal to 3% of net sales of hearing aid products. In October 2000, the Company entered into a new license agreement with K/S HIMPP whereby the Company paid $1,800 for a paid-up license to use this technology and an equity interest in K/S HIMPP. The paid-up license is being amortized over the life of the technology through 2013. K/S HIMPP royalty and paid-up license amortization expense in 2002, 2001 and 2000 was $106, $136 and $318, respectively.

Other License Agreements. In 1999, the Company entered into a license agreement to resolve a claim of patent infringement made by a competitor under which the Company paid a 1.5% royalty on all net sales of hearing aids for the period October 1998 through September 2001, at which time the license was paid in full. Royalty expense pertaining to the agreement was $559 and $757 in 2001 and 2000, respectively.

In November 2002, the Company entered into a license agreement with a competitor covering the use of certain methods for producing soft-shell hearing aids. The Company paid a $75 license fee and agreed to pay a royalty equal to 2% of net sales of hearing aids produced with such methods in the first year and 1.5% of net sales of hearing aids produced with such methods thereafter. The Company did not sell hearing aids produced with such methods in 2002. The license fee will be amortized over the expected product life commencing with the first sale of products produced with such methods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Supplier Purchase Commitment. In 1997, the Company entered into an agreement, as amended in June 2000 and January 2002, with an integrated circuit manufacturer to purchase integrated circuits used in the Company’s products. The agreement provides the manufacturer with a non-exclusive, non-sublicensable license to use the Company’s technology for non-hearing applications. The manufacturer granted the Company a license to minor improvements or enhancements made to the technology by the manufacturer for hearing applications. The Company made purchases totaling approximately $1,550, $1,525 and $4,250, in 2002, 2001 and 2000, respectively. The agreement requires the Company to make future minimum purchases based on a fixed minimum number of integrated circuits at a fixed price per integrated circuit. Noncancelable minimum commitments as of December 31, 2002 totaled $3,450 as follows: 2003–$1,650; and 2004–$1,800. The Company purchases all of its integrated circuits from this manufacturer. Should this manufacturer be unable to provide the Company with these integrated circuits, the ability of the Company to produce products for sale would be materially impaired. The Company purchases other components, including receivers and microphones, from a limited number of suppliers.

Legal Matters. The Company is a defendant in a lawsuit filed in October 2000 claiming that the Company and certain of its officers and directors violated federal securities laws by providing materially false and misleading information or concealing information about the Company’s relationship with Starkey Laboratories, Inc. This lawsuit, which is pending in the U.S. District Court for the District of Utah, purports to be brought as a class action on behalf on all purchasers of the Company’s common stock from May 2, 2000 to October 24, 2000 and seeks damages in an unspecified amount. The complaint alleges that as a result of false statements or omissions, the Company was able to complete its IPO, artificially inflate its financial projections and results and have its stock trade at inflated levels. The Company strongly denies these allegations and will defend itself vigorously; however, litigation is inherently uncertain and there can be no assurance that the Company will not be materially affected. The Company’s motion to dismiss plaintiffs’ Second Amended Complaint was denied. There has been no discovery to date, no class has been certified and no trial date has been scheduled.

NOTE 10        INCOME TAXES

Income (loss) before income taxes for 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000

U.S.	$315	$(4,108)	$(1,840)
Non-U.S.	(217)	(1,527)	(1,405)

Total	$98	$(5,635)	$(3,245)

In 2002, certain of the Company’s non-U.S. operations were profitable, resulting in a current provision for income taxes of $66. The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on its undistributed earnings of its non-U.S. subsidiaries since these earnings are intended to be reinvested indefinitely. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

The following table presents the principal reasons for the difference between the actual effective income tax rate in 2002 and the U.S. federal statutory income tax rate:

2002

U.S. federal statutory income tax rate	34.0%
State income tax rate, net of federal income tax effect	3.3
Change in valuation allowance	(37.3)
Non-U.S. taxes	67.3

Effective income tax rate	67.3%

In 2001 and 2000, operating losses were incurred in all tax jurisdictions and offset in full by valuation allowances. Therefore, no income tax rate reconciliation is presented.

Deferred income taxes are determined based on the differences between the financial reporting and income tax bases of assets and liabilities using enacted income tax rates expected to apply when the differences are expected to be settled or realized. As of December 31, 2002 and 2001, the components of the deferred income tax assets were as follows:

	2002	2001

Net operating loss carry-forwards	$10,909	$10,968
Start-up costs capitalized for tax purposes	429	1,002
Accounts receivable allowances	998	1,304
Reserves and other differences	2,766	2,592

Deferred income tax asset	15,102	15,866
Valuation allowance	(15,102)	(15,866)

Total	$—	$—

Valuation allowances for the deferred income tax assets were recorded due to the uncertainty of their realization based upon the Company’s lack of profitability to date. In addition, net operating losses acquired in the Company’s acquisitions were fully reserved for and if the Company should use such net operating losses in the future, it will reduce the recorded goodwill or indefinite-lived assets by a corresponding amount. As of December 31, 2002, the Company had net operating loss carry-forwards for federal income tax reporting purposes totaling $24,992 that expire as follows: 2011–$68; 2012–$2,708; 2018–$8,941; 2019–$10,443; 2021–$1,335; and 2022–$1,497. Non-U.S. net operating loss carry-forwards, which are unrestricted, of $5,237 expire as follows: 2003–$341; 2004–$1,963; 2005–$2,096; 2006–$536; and 2007–$301.

Approximately $186 of net operating loss carry-forwards as of December 31, 2002 was attributable to deductions associated with the exercise of Company stock options, the benefit of which will be credited to additional paid-in capital when realized.

NOTE 11        STOCK - BASED COMPENSATION

Stock Options. The Company’s 2000 Stock Plan (“Plan”) provides for the issuance of a maximum of 6,763,158 shares of common stock. The Plan allows for the grant of incentive or nonqualified stock options and stock purchase rights and is administered by the Board of Directors who determines the quantity, type of award, and terms and conditions, including any vesting conditions. The maximum term of an option may not exceed ten years and the Plan will expire in 2010. As of December 31, 2002, 479,528 shares were available for grant under the Plan. Options generally vest over a four year period from the grant date. An additional 789,474 shares were made available for grant under the annual increase provision of the Plan effective January 1, 2003.

The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board Opinion No. 25 (“APB No. 25”) and those issued to consultants or nonemployees under SFAS 123. Under APB No. 25, compensation cost is recognized if an option’s exercise price is below the fair market value of the Company’s common stock at the grant date. Under SFAS No. 123, compensation cost is recognized for the fair market value of each option as estimated on the date of grant using the Black-Scholes option-pricing model. If compensation expense for all stock options had been determined consistent with SFAS No. 123, the Company’s net income (loss) and basic and diluted earnings (loss) per share for 2002, 2001 and 2000 would have been as follows:

	2002	2001	2000

Net income (loss):
As reported	$32	$(5,635)	$(3,245)
Stock-based employee compensation expense	(3,441)	(2,019)	(978)

Pro forma	$(3,409)	$(7,654)	$(4,223)

Basic and diluted earnings (loss) per share:
As reported	$0.00	$(0.28)	$(0.31)
Pro forma	(0.17)	(0.39)	(0.38)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS , CONTINUED

In determining the pro forma amounts in the table above, the fair market value of each option was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2002	2001	2000

Risk free rate of return	4.63%	6.50%	6.75%
Expected dividend yield	0.00%	0.00%	0.00%
Volatility	89.11%	95.45%	80.00%
Expected life	5 years	5 years	7 years

In connection with the grant of certain pre-IPO stock options, the Company recorded deferred stock-based compensation in 1999 of $4,638, representing the difference between the exercise price and the deemed fair value of the Company’s common stock on the date of grant for stock options granted in the one-year period preceding the initial filing of the Company’s IPO. The Company is amortizing the deferred stock-based compensation over the option vesting periods of three to six years and periodically adjusts the balance for option forfeitures ($112 in 2001 and $402 in 2000). Amortization expense of $351, $727 and $1,865 was recorded in 2002, 2001 and 2000, respectively. As of December 31, 2002, the remaining stock-based compensation of $156 will be amortized as follows: $120 in 2003, $26 in 2004 and $10 in 2005, but will decrease if any of the related stock options are forfeited prior to vesting.

A summary of the Company’s stock option activity for 2002, 2001 and 2000 was as follows:

	Option shares	Weighted average exercise price

Outstanding at December 31, 1999	2,580,844	$2.23
Granted	944,613	9.24
Exercised	(310,582)	0.64
Forfeited or expired	(226,230)	3.37

Outstanding at December 31, 2000	2,988,645	4.52
Granted	851,463	4.47
Exercised	(115,224)	1.25
Forfeited or expired	(164,596)	7.10

Outstanding at December 31, 2001	3,560,288	4.50
Granted	1,523,989	4.70
Exercised	(352,283)	1.44
Forfeited or expired	(204,860)	6.70

Outstanding at December 31, 2002	4,527,134	$4.72

As of December 31, 2002, 2001 and 2000, there were options exercisable for 2,051,019, 1,694,567 and 1,192,379 shares of common stock at weighted average exercise prices of $4.13, $3.12 and $1.74 per share, respectively. Stock options outstanding and exercisable as of December 31, 2002 were as follows:

	Options Outstanding			Options Exercisable

Range of exercise prices	Shares	Weighted average exercise price	Weighted average remaining life	Shares	Weighted average exercise price

$ 0.19 — $ 2.85	846,389	$1.03	4.83	829,655	$0.99
3.49 — 3.80	757,893	3.64	7.90	444,069	3.73
4.20 — 4.36	886,116	4.23	8.94	46,131	4.36
4.55 — 5.70	1,025,867	5.21	8.65	269,522	5.61
5.74 — 10.87	886,683	7.78	8.18	381,085	8.29
13.30 — 18.00	124,186	13.90	7.23	80,557	13.97

Total	4,527,134	$4.72	7.74	2,051,019	$4.13

Warrants. The Company issued a warrant in 2000 to purchase 20,706 shares of common stock at $3.80 per share in connection with obtaining a bank line of credit. This warrant was exercised on a net basis and 7,806 shares were issued in 2002. The estimated fair value of the warrant at the grant date of $203 was recorded in 2000 as debt issuance cost and was amortized over the term of the line of credit. In 2000, 203,727 shares of common stock were issued upon exercise of warrants at an exercise price of $3.80 per share and 12,011 shares of common stock were issued upon exercise of warrants at an exercise price of $3.04 per share. As of December 31, 2002, there were no warrants outstanding.

NOTE 12        EMPLOYEE BENEFIT PLANS

The Company has an employee savings and retirement plan that is a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allowed for matching contributions at the discretion of the Company. The Company began matching 25% of each employee’s first 4% of salary deferral in May 2002 and expensed $72 in 2002.

The Company has an employee stock purchase plan which allows participating employees to purchase, through employee deductions, shares of the Company’s unissued common stock at 85% of the fair market value on specified dates. Employees purchased 205,841, 184,724 and 69,971 shares of common stock in 2002, 2001 and 2000, respectively under the plan. As of December 31, 2002, 157,885 shares of common stock were reserved for issuance under the plan. Effective January 1, 2003, an additional 200,000 shares were made available for purchase under the annual increase provision of the 2000 Employee Stock Purchase Plan, which allows the Board to annually increase the number of shares available under the plan by the lesser of (i) 2% of the total outstanding shares, (ii) 200,000 shares, or (iii) a lesser amount as determined by the Board.

NOTE 13        SEGMENT INFORMATION

The Company generally evaluates its operating results on a company-wide basis because all products are sourced from the U.S. and all research and development and considerable marketing and administrative support are globally provided from its U.S. headquarters. The table below presents information for the Company’s operations by geography for 2002, 2001 and 2000.

	North America	Europe	Rest-of-world	Total

2002
Net sales to external customers	$39,881	$14,209	$13,928	$68,018
Operating profit (loss )	(2,333)	244	711	(1,378)
Identifiable segment assets	50,305	14,047	10,394	74,746
Long-lived assets	8,776	6,764	7,143	22,683

2001
Net sales to external customers	41,433	8,904	6,930	57,267
Operating profit (loss)	(8,114)	(887)	1,273	(7,728)
Identifiable segment assets	59,629	4,055	7,172	70,856
Long-lived assets	5,171	365	5,457	10,993

2000
Net sales to external customers	37,898	7,531	6,231	51,660
Operating profit (loss)	(7,650)	(668)	4,567	(3,751)
Identifiable segment assets	70,848	5,400	—	76,248
Long-lived assets	5,379	485	208	6,072

INDEPENDENT AUDITORS’  REPORTS

To the Board of Directors and Shareholders of Sonic Innovations, Inc.:

We have audited the accompanying consolidated balance sheet of Sonic Innovations, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated balance sheet as of December 31, 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 25, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Innovations, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Salt Lake City, Utah
January 27, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company’s consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this annual report because Arthur Andersen LLP has ceased operations.

To Sonic Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of Sonic Innovations, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Innovations, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSON LLP

Salt Lake City, Utah January 25, 2002

SUPPLEMENTAL FINANCIAL DATA

In thousands, except per share data

Unaudited quarterly results of operations for 2002 and 2001 were as follows:

	First	Second	Third	Fourth

2002:
Net sales	$15,104	$17,351	$18,317	$17,246
Cost of sales	7,441	8,364	8,689	8,103

Gross profit	7,663	8,987	9,628	9,143
Operating expenses	8,471	9,281	9,397	9,650

Operating profit (loss)	(808)	(294)	231	(507)
Other income	389	451	172	464

Income (loss) before taxes	(419)	157	403	(43)
Provision for income taxes	—	—	—	66

Net income (loss)	$(419)	$157	$403	$(109)

Basic and diluted earnings (loss) per share	$(0.02)	$0.01	$0.02	$(0.01)

2001:
Net sales	$15,033	$11,552	$15,521	$15,161
Cost of sales	7,800	6,862	8,603	7,984

Gross profit	7,233	4,690	6,918	7,177
Operating expenses	8,112	8,107	8,918	8,609

Operating loss	(879)	(3,417)	(2,000)	(1,432)
Other income	629	502	527	435

Net loss	$(250)	$(2,915)	$(1,473)	$(997)

Basic and diluted loss per share	$(0.01)	$(0.15)	$(0.07)	$(0.05)

CORPORATE AND INVESTOR INFORMATION

Corporate Headquarters

Sonic Innovations, Inc.
2795 East Cottonwood Parkway
Suite 660
Salt Lake City, UT 84121
(801) 365-2800
www.sonici.com

Annual Meeting

The Annual Meeting of Sonic Innovations Shareholders will take place on May 1, 2003, beginning at 9:00 a.m. MDT, at the Salt Lake Marriott City Center, 220 South State Street, Salt Lake City, Utah. The Notice of Annual Meeting and Proxy Statement were mailed to shareholders of record as of March 19, 2003.

Stock Exchange Listing

The Company’s common stock is traded on the Nasdaq Stock Market, under the symbol SNCI.

Price Range of Sonic Innovations, Inc. Common Stock

2002	High	Low

First quarter	$7.35	$4.11
Second quarter	7.44	4.61
Third quarter	7.45	4.50
Fourth quarter	6.19	3.40

2001	High	Low

First quarter	$11.00	$3.97
Second quarter	7.50	3.75
Third quarter	6.70	3.09
Fourth quarter	5.10	3.01

As of March 1, 2003 there were approximately 2,500 holders of record of the Company’s common stock.

Dividends

We currently do not pay cash dividends, and our Board of Directors has no present intention to pay cash dividends.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: (718) 921-8380
Facsimile: (718) 259-1144

American Stock Transfer & Trust is our transfer agent and maintains all of our shareholder records. If you have questions regarding the Sonic Innovations stock you own, stock transfers, address or name changes, lost stock certificates, or duplicate mailings, please contact them by writing or calling them directly.

Information Requests

Copies of the Company’s financial reports and recent news releases may be obtained through our website at www.sonici.com or by calling or writing:

Investor Relations
Sonic Innovations, Inc.
2795 East Cottonwood Parkway
Suite 660
Salt Lake City, UT 84121
(801) 365-2800

Sonic Innovations, Natura, Altair, Tribute, Quartet,
Conforma, Adesso, Expressfit, Directionalplus and
Personalized Noise Reduction are registered trademarks
of Sonic Innovations, Inc.

© 2003 Sonic Innovations, Inc.